Filed Pursuant to Rule 424(b)(5)
Registration No. 333-46357
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 3, 1998)

5,400,000 FELCOR LODGING TRUST INCORPORATED
DEPOSITARY SHARES
EACH REPRESENTING 1/100 OF A SHARE OF 8% SERIES C
CUMULATIVE REDEEMABLE PREFERRED STOCK
(Liquidation Preference Equivalent to $25 Per Depositary Share)

Each of the 5,400,000 depositary shares being offered to you represents a 1/100 fractional interest in a share of 8% Series C Cumulative Redeemable Preferred Stock of FelCor Lodging Trust Incorporated deposited with SunTrust Bank, as depositary, and entitles the holder to all proportional rights and preferences of the Series C preferred stock, including dividend, voting, redemption and liquidation rights, preferences, privileges and obligations of an owner. The liquidation preference of each share of Series C preferred stock is $2,500 (equivalent to $25 per depositary share). See “Description of Series C Preferred Stock and Depositary Shares.”
Dividends on the Series C preferred stock represented by the depositary shares will be cumulative from the date of original issue and will be payable quarterly on the last calendar day of January, April, July and October of each year, commencing on July 31, 2005, at the rate of 8% of the liquidation preference per year (equivalent to $2.00 per year per depositary share). See “Description of Series C Preferred Stock and Depositary Shares — Dividends.”
The Series C preferred stock and the depositary shares representing Series C preferred stock are not redeemable prior to April 7, 2010. On and after April 7, 2010, we may redeem the Series C Preferred Stock at our option, in whole or in part, at a redemption price of $2,500 per share (equivalent to $25 per depositary share), plus accrued and unpaid dividends, if any.

We intend to apply to list the depositary shares on the New York Stock Exchange. Trading of the depositary shares on the New York Stock Exchange is expected to commence promptly after the initial delivery of the depositary shares.

Investing in the depositary shares involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and page 5 of the accompanying prospectus.

PRICE $25 A SHARE

		Underwriting	Net
	Price to	Discounts and	Proceeds to
	Public	Commissions(1)	FelCor

Per Depositary Share	$25.00	$0.7875	$24.2125

Total	$135,000,000	$4,252,500	$130,747,500

(1)	To be paid by FelCor from available cash, rather than from the proceeds of this offering.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the depositary shares to purchasers on April 7, 2005.

MORGAN STANLEY

A.G. EDWARDS	DEUTSCHE BANK SECURITIES
March 8, 2005

ABOUT THIS PROSPECTUS SUPPLEMENT
      This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration, we may sell common stock, preferred stock, shares of preferred stock represented by depositary shares, debt securities or warrants to purchase common stock, or any combination of these securities, in one or more offerings with a total offering price of up to $1.0 billion. As of the date of this prospectus supplement, we had $667.6 million remaining under the shelf registration statement. This prospectus supplement provides specific information about the offering of depositary shares representing Series C preferred stock under the shelf registration statement. You should carefully read this prospectus supplement, the accompanying prospectus and the information that we incorporate by reference into these documents. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should only rely on the information contained in the document with the latest date. We refer you to the information and documents described under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” in this prospectus supplement.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on their respective front covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

      This prospectus supplement and the accompanying prospectus contain registered trademarks and servicemarks owned or licensed by companies other than us, including, but not limited to, Candlewood Suites®, Courtyard by Marriott®, Crowne Plaza®, Disneyland®, Doubletree®, Doubletree Guest Suites®, Embassy Suites Hotels®, Fairfield Inn®, Four Points® by Sheraton, Hampton Inn®, Harvey Hotel®, Harvey Suites®, Hilton®, Hilton Garden Inn®, Hilton Suites®, Holiday Inn®, Holiday Inn & Suites®, Holiday Inn Express®, Holiday Inn Express & Suites®, Holiday Inn Select®, Homewood Suites® by Hilton, Inter-Continental®, Priority Club®, Sheraton®, Sheraton Suites®, St. Regis®, Staybridge Suites®, The Luxury Collection®, W®, Walt Disney World®, Worlds of Fun® and Westin®.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” into this prospectus supplement information that we file with them, which means that we can disclose important information to you by referring you to those documents, including our annual, quarterly and current reports, that are considered part of this prospectus supplement and accompanying prospectus. Information that we file later with the SEC will automatically update and supersede this information.
      We incorporate by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us and our finances.

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

2.	All documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, prior to the termination of this offering.
      You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: Lawrence D. Robinson, Executive Vice President, General Counsel and Secretary, FelCor Lodging Trust Incorporated, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, telephone (972)444-4900, or by e-mail at information@felcor.com.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information from this prospectus supplement and the accompanying prospectus. It does not contain all of the information that may be important to you. We encourage you to carefully read this entire prospectus supplement, the accompanying prospectus and the other documents to which we refer you. Please note that the accompanying prospectus became effective prior to the change in our name from FelCor Suite Hotels, Inc. to FelCor Lodging Trust Incorporated and all references in the accompanying prospectus to FelCor Suite Hotels, Inc. relate to FelCor Lodging Trust Incorporated.
The Company
      We are the nation’s second largest public lodging real estate investment trust, or REIT, based on total assets and number of hotels owned. As the sole general partner of, and the owner of a greater than 95% partnership interest in, FelCor Lodging Limited Partnership, or FelCor LP, we had ownership interests in 149 hotels at December 31, 2004, with approximately 41,000 rooms and suites. All of our operations are conducted solely through FelCor LP or its subsidiaries. At December 31, 2004, we owned a 100% interest in 112 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels, a 51% interest in an entity owning eight hotels and a 50% interest in entities owning 20 hotels. As a result of our ownership interests in the operating lessees of 144 of these hotels, we reflect their operating revenues and expenses in our consolidated statements of operations. The operations of 143 of the 144 consolidated hotels were included in continuing operations at December 31, 2004. The remaining one hotel was subject to a firm sale contract at December 31, 2004, and its operations were included in discontinued operations. The operating revenues and expenses of the remaining five hotels were reported on the equity method.
      Our hotels are located in the United States (31 states) and Canada, with concentrations in Texas (31 hotels), California (19 hotels), Florida (16 hotels) and Georgia (14 hotels). We own the largest number of Embassy Suites Hotels, Crowne Plaza and independently owned Doubletree-branded hotels. At December 31, 2004, we had 19 hotels that had been identified as non-strategic assets to be sold, one of which was subject to a firm sale contract and was classified as “held for sale” and has since been sold.
      We have identified three long-term strategic objectives: growth in our earnings; improvement in our return on invested capital; and a reduction in our overall financial leverage. In order to achieve these strategic objectives, our business strategy is to: dispose of non-strategic hotels; acquire hotels that meet our refined investment strategy; improve the competitive positioning of our core hotels through aggressive asset management and the judicious application of capital; and pay down debt through a combination of operational cash flow, the sale of non-strategic hotels and, if appropriate, other capital transactions. We continue to examine our portfolio to address market supply and concentration of risk issues. Additionally, we are considering external growth, through acquisition of hotels, that does three things: increases long-term shareholder value; improves the quality of our portfolio; and improves both our market distribution and future earnings before interest, taxes, depreciation and amortization, or EBITDA, growth.
      Our principal executive offices are located at 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, telephone number (972) 444-4900.

The Offering

Issuer	FelCor Lodging Trust Incorporated

Securities Offered	5,400,000 depositary shares, each representing a 1/100 interest in a share of our 8% Series C Cumulative Redeemable Preferred Stock. Each owner of a depositary share is entitled to all proportional rights, preferences, privileges and obligations of an owner of Series C preferred stock. See “Description of Series C Preferred Stock and Depositary Shares.”

Dividends	Dividends on the Series C preferred stock represented by the depositary shares are cumulative from the date of issuance payable at the rate of 8% of the liquidation preference per year (equivalent to $2.00 per year per depositary share). Dividends will be payable quarterly on the last calendar day of January, April, July, October (or, if not a business day, on the next succeeding business day) commencing on July 31, 2005. The first dividend will be prorated to reflect the issuance of the shares and the depositary shares during a prior dividend period. Dividends on the Series C preferred stock will accrue from the date of issuance regardless of whether we have sufficient earnings or funds otherwise legally available for the payment of dividends or have declared any such dividends. See “Description of Series C Preferred Stock and Depositary Shares — Dividends.”

Liquidation Preference	The Series C preferred stock will have a liquidation preference of $2,500 per share (equivalent to $25 per depositary share), plus an amount equal to accrued and unpaid dividends, if any. See “Description of Series C Preferred Stock and Depositary Shares — Liquidation Preference.”

Optional Redemption	The Series C preferred stock is not redeemable prior to April 7, 2010, except in limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On and after April 7, 2010, the Series C preferred stock may be redeemed at our option, in whole or in part, at a redemption price of $2,500 per share (equivalent to $25 per depositary share), plus accrued and unpaid distributions thereon, if any, to the date of redemption. See “Description of Series C Preferred Stock and Depositary Shares — Optional Redemption.”

Ranking	With respect to the payment of dividends and amounts upon liquidation, the Series C preferred stock will rank pari passu with our outstanding $1.95 Series A Cumulative Convertible Preferred Stock and 9% Series B Cumulative Redeemable Preferred Stock, and senior to our outstanding common stock. See “Description of Series C Preferred Stock and Depositary Shares — Ranking.”

Voting Rights	As a holder of depositary shares, generally you will not have any voting rights, except as required by law. However, if dividends on the Series C preferred stock or any parity preferred stock are in arrears for six or more quarterly periods, whether or not consecutive, the holders of depositary shares (voting together, as a single class, with the holders of our Series A preferred stock, Series B preferred stock and of any other series of our preferred stock on a parity with the Series C preferred stock having like voting rights that are then exercisable) will be entitled to elect a total of two directors to our board of directors until all dividends accumulated on the shares of Series C preferred stock and any parity preferred stock have been fully paid or set aside for payment. See “Description of Series C Preferred Stock and Depositary Shares — Voting Rights.”

No Conversion Rights	The Series C preferred stock is not convertible into or exchangeable for any of our other securities. Under certain transfer restrictions contained in our charter, however, the shares of Series C preferred stock may become excess shares in order, among other things, to ensure that we remain qualified as a REIT for Federal income tax purposes. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer ” in the accompanying prospectus.

Restrictions on Ownership	To ensure that we can satisfy certain ownership limitations applicable to REITs, no person may own (including ownership attributed to that person for Federal income tax purposes) more than 9.9% of any class of our capital stock. Ownership of the Series C preferred stock will be attributed to holders of the depository shares on a prorated basis. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer ” in the accompanying prospectus.

Listing	We intend to apply to list the depositary shares on the New York Stock Exchange, or NYSE. If we receive approval for the listing of the shares, trading of the depositary shares on the NYSE is expected to commence promptly after the date of initial delivery of the depositary shares.

Use of Proceeds	The gross proceeds from the sale of the depositary shares will be used to redeem 54,000 shares of Series B preferred stock and the corresponding 5,400,000 depositary shares representing the Series B preferred stock being redeemed. The underwriters’ discount and other expenses of the offering, as well as the accrued but unpaid dividends on the shares redeemed, will be paid from our available cash.

RISK FACTORS
      An investment in the depositary shares representing Series C preferred stock involves material risks. Investors should carefully consider the matters discussed below and beginning on page 5 of the accompanying prospectus.
Future terrorist activities and United States military involvement in the Middle East and elsewhere may result in reducing business and leisure travel, which would reduce our revenues.
      The terrorist attacks of September 11, 2001, caused a significant disruption in travel-related businesses in the United States. Consistent with the rest of the lodging industry, we experienced substantial declines in occupancy and average daily rate, or ADR, due to a decline in both business and leisure travel in 2001 and the continued decline in business travel in 2002. In 2003, the continuing sluggish economy, the crisis in the Middle East, culminating in Operation Iraqi Freedom, continued United States military involvement in the Middle East and ongoing threats of terrorism acted to restrict travel and lodging demand. While the lodging industry experienced the beginnings of a recovery in 2004, another act of terrorism in the United States, protracted or expanded United States military involvement in the War on Terrorism, heightened “Threat Levels,” contractions in the airline industry, or increased security precautions making air travel more difficult could limit or delay any recovery, or result in further decreases, in travel and our revenues. We are unable to predict with certainty when or if travel and lodging demand will be fully restored to levels experienced prior to 2001. The factors described above, as well as other political or economic events, may limit or delay any recovery in the lodging industry, thereby extending the already lengthy period of uncertainty that has adversely affected the lodging industry, including us, as a result of reduced public travel.
Our financial leverage is high and is exacerbated by depressed operating cash flows.
      At December 31, 2004, our consolidated debt of $1.8 billion represented 56% of our total market capitalization. The decline in our revenues and cash flow from operations during 2001, 2002 and 2003 have resulted in a reduction of our public debt ratings and may limit our access to additional debt capital. Our senior unsecured public notes currently are rated B1 by Moody’s Investors Service, and B- by Standard & Poor’s, which are considered below investment grade. Historically, we have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding programs. Limitations upon our access to debt financing could adversely affect our ability to fund these activities and programs in the future.
      The economic slowdown, which began in early 2001 and which was accelerated by the terrorist attacks of September 11, 2001, resulted in consecutive declines in our revenue per available room, or RevPAR, during 2001, 2002 and 2003, compared to the prior years. While we had a 4.9% increase in RevPAR in 2004, if RevPAR continues at current levels for a protracted period of time, or worsens, it could result in a continuation, or worsening, of our net losses and reduce our ability to pay dividends and service our debt.
      Our financial leverage could have important consequences. For example, it could:

•	limit our ability to obtain additional financing for working capital, renovation, redevelopment and rebranding plans, acquisitions, debt service requirements and other purposes;

•	require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain additional financing;

•	increase our vulnerability to adverse economic and industry conditions, as well as to fluctuations in interest rates;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for capital expenditures, future business opportunities, the payment of dividends or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	place us at a competitive disadvantage, compared to our competitors that have less debt.
      We may be able to incur substantial debt in the future, which could increase the risks described above. Based upon our calculation of the limitations imposed by the restrictive debt covenants described below, assuming additional debt was borrowed at a 7% annual interest rate and invested in assets generating annual EBITDA equal to 7% of their cost, at December 31, 2004, we could have incurred approximately $900 million of additional indebtedness, all of which could have been secured indebtedness. In addition, we may be able to borrow up to the greater of $50 million or 1.5 times our consolidated EBITDA for the trailing four quarters under a line of credit and incur indebtedness to refinance or refund existing indebtedness, even if the incurrence tests described below are not satisfied.
We have restrictive debt covenants that could adversely affect our ability to finance our operations or engage in other business activities.
      The indentures governing our outstanding senior unsecured notes contain various restrictive covenants and incurrence tests, including, among others, provisions that can restrict our ability to:

•	incur any additional indebtedness if, after giving effect thereto, our consolidated indebtedness would exceed 60% of our adjusted total assets or our interest coverage ratio, as defined in the indentures, would be less than 2.0 to 1;

•	incur any additional secured indebtedness or subsidiary debt if, after giving effect thereto, our consolidated secured indebtedness and subsidiary debt exceeds 40% of our adjusted total assets;

•	make common and preferred distributions;

•	make investments;

•	engage in transactions with affiliates;

•	incur liens;

•	merge or consolidate with another person;

•	dispose of all or substantially all of our assets; and

•	permit limitations on the ability of our subsidiaries to make payments to us.
      These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest.
      Under the terms of the indenture governing one series of our outstanding senior notes, we are prohibited from repurchasing any of our capital stock, whether common or preferred, subject to certain exceptions, so long as our debt-to-EBITDA ratio, as defined in the indenture, exceeds 4.85 to 1. Because our debt-to-EBITDA ratio was greater than 4.85 to 1 during fiscal 2003 and 2004, we were restricted in making capital stock repurchases during these periods. Although our current debt-to-EBITDA ratio is slightly below that threshold, a decline in our EBITDA, or an increase in our debt could raise our ratio above the 4.85 to 1 threshold. Accordingly, we may again be prohibited from purchasing any of our capital stock, except as permitted under limited exceptions, such as from the proceeds of a substantially concurrent issuance of other capital stock.
      If actual operating results were to be significantly below our current expectations, as reflected in our public guidance, or if interest rates increase significantly more than we expect, we may be unable to continue to satisfy the incurrence test under the indentures governing our senior unsecured notes. In such an event, we may be prohibited from incurring additional indebtedness, except to repay or refinance maturing debt with debt of similar priority in the capital structure, and may be prohibited from, among other things, paying distributions on our preferred or common stock, except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income.
      Our failure to timely satisfy any judgment or recourse indebtedness, if in the amount of $10 million or more, could result in the acceleration of most of our unsecured recourse indebtedness. We may not be able to refinance or repay our debt in full under those circumstances.
Future or existing relationships may result in certain of our directors and officers having interests that conflict with ours.
      Adverse tax consequences to affiliates upon a sale of certain hotels. Thomas J. Corcoran, Jr., our President and Chief Executive Officer and a director, and Robert A. Mathewson, a director, may incur additional tax liability if we sell our investments in six hotels that we acquired in July 1994 from partnerships in which they were investors. Consequently, our interests could differ from Messrs. Corcoran’s and Mathewson’s interests in the event that we consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of our independent directors.
      Conflicts of interest. A director who has a conflict of interest with respect to an issue presented to our board will have no legal obligation to abstain from voting upon that issue. We do not have provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue, and we do not expect to add provisions in our charter and bylaws to this effect. Although each director has a duty of loyalty to us, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director’s participation in the meeting and discussion of an issue in which he has, or companies with which he is associated have, an interest could influence the votes of other directors regarding the issue.
We are subject to the risks inherent in the hospitality industry.
      The economic slowdown that began in 2001 has had a significant adverse effect on our RevPAR performance and results of operations. Unless the current economic recovery continues, the effects on our financial condition could be material. We experienced declines in RevPAR, beginning in March 2001 through 2003. A sharp reduction in business travel was the primary cause of the RevPAR decline. The decreased occupancies led to declines in room rates, as hotels competed more aggressively for guests. Both of these factors have had a significant adverse effect on our RevPAR, operating margins and results of operations. Primarily as a result of the concentration of our hotels in certain markets, the RevPAR performance of our hotels has been below the national average. The following table reflects the RevPAR changes experienced by our hotels, as a group on a same-store basis, compared to all U.S. hotels, as a group, for the past three calendar years.

	Change in RevPAR

	Year Ended December 31,

	2004	2003	2002

All FelCor hotels	+4.9%	-4.0%	-7.6%

All U.S. hotels	+7.8%	+0.4%	-2.7%
      If the current economic recovery stalls, or if the lodging industry fails to benefit from the recovery for a protracted period of time, or if the markets in which we have significant concentrations should fail to participate in any recovery in the industry, our results of operations and financial condition could deteriorate.

      Investing in hotel assets involves special risks. We have invested in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

•	competition from other hotels;

•	construction of more hotel rooms in a particular area than needed to meet demand;

•	the current high cost of, and any further increases in, fuel costs and other travel expenses, inconveniences and other events that reduce business and leisure travel;

•	adverse effects of declines in general and local economic activity;

•	fluctuations in our revenue caused by the seasonal nature of the hotel industry;

•	a downturn in the hotel industry; and

•	risks generally associated with the ownership of hotels and real estate, as discussed below.
      We could face increased competition. Each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been, or may be, built in a number of the geographic areas in which our hotels are located, which could adversely affect both occupancy and rates in the markets in which our hotels are located. A significant increase in the supply of Midprice, Upscale and Upper Upscale hotel rooms and suites, if demand fails to increase at least proportionately, could have a severe adverse effect on our business, financial condition and results of operations.
      We face reduced coverages and increased costs of insurance. In an effort to keep our cost of insurance within reasonable limits, we have only purchased terrorism insurance for those hotels that are secured by mortgage debt, as required by our lenders. Our terrorism insurance policies have both per occurrence and aggregate limits of $52.5 million with regard to 77 hotels and $75 million with regard to 16 hotels. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 79 of our hotels. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible. Our property insurance has a $100,000 all risk deductible, a deductible of 2% of insured value for named windstorm coverage and a deductible of 5% of insured value for California earthquake coverage. Should uninsured or not fully insured losses be substantial, they could have a material adverse impact on our operating results, cash flows and financial condition.
      We have geographic concentrations that may create risks from regional or local economic, seismic or weather conditions. At December 31, 2004, approximately 58% of our hotel rooms were located in, and 50% of our 2004 hotel operating profits were generated from, four states: California, Florida, Georgia and Texas. Additionally, at December 31, 2004, we had concentrations in three major metropolitan areas, Atlanta, Los Angeles and Dallas, which together represented approximately 19% of our hotel operating profits for the year ended December 31, 2004. Therefore, adverse economic, seismic or weather conditions in these states or metropolitan areas will have a greater adverse effect on us than on the industry as a whole.
      We had 18 hotels at December 31, 2004 that we intend to sell within 18 months. We may be unable to sell these hotels at acceptable prices, or at all, within the proposed time frame. If we are unable to sell these hotels at anticipated prices, we may realize additional losses upon sale. Even if we are successful in selling these hotels as contemplated, if we fail to reinvest the net proceeds in a manner that will generate returns equal to, or better than, the hotels sold, our results of operations will be adversely affected.
      The sale of IHG managed hotels could result in reinvestment requirements or liquidated damages. In September 2003, we completed an amendment to the management agreement with InterContinental Hotels Group PLC, or IHG, covering 78 of our hotels, pursuant to which we extended the term of the management contracts on 27 hotels from 2013 to 2018 and, in exchange, we received from IHG a liquidated damage credit of $25 million to apply to the satisfaction of liquidated damages otherwise payable to IHG upon the sale of certain IHG managed hotels. We agreed that the proceeds of hotel sales for which the credit was utilized would be applied to the reduction of our debt. In the fourth quarter of 2004, we utilized the remaining balance of the $25 million liquidated damages credit available to us. As a result of the full utilization of this credit, we are again required to reinvest the proceeds from the further sale of IHG managed hotels in other hotels to be managed by IHG or pay substantial termination fees. Termination fees, stated in terms of liquidated damages for the termination of the management agreement, vary by hotel, depending upon the remaining term of the applicable management agreement, and are based upon a multiple of the trailing 12 months’ management fees paid to IHG. The multiples for 2005, range from 6.0 to 8.7 times the past year’s management fees and decline annually through the term of the agreement. No termination fee or liquidated damages will be incurred by us if we timely reinvest the net proceeds from the sale of an IHG managed hotel in an approved substitute hotel to be managed by IHG under the master management agreement.
      As of March 1, 2005, we had an unsatisfied reinvestment obligation of $17 million. If we do not fulfill this reinvestment obligation within 12 months of the date of sale, we will be required to pay liquidated damages to IHG aggregating $5.3 million. Additionally, until the earlier of either our satisfaction of the reinvestment requirement, or the payment of liquidated damages, we are required to pay monthly termination fees of $57,000 (based on the hotels we have sold through March 1, 2005), which payments will be offset against any liquidated damages payable with respect to these properties. In addition, 13 of the 18 remaining hotels previously identified for sale are managed by IHG and subject to the reinvestment obligations in the event they are sold. We will incur additional reinvestment obligations of approximately $76 million if these hotels are sold at currently estimated prices or, if the proceeds of sale are not so reinvested, we will incur approximately $19 million in additional liquidated damages for which we would be liable to IHG.
      We are subject to possible adverse effects of franchise and license agreement requirements. Substantially all of our hotels are operated under existing franchise or license agreements with nationally recognized hotel brands. Each agreement requires that the licensed hotel be maintained and operated in accordance with specific standards and restrictions in order to maintain uniformity within the franchisor system. Compliance with these standards, and changes in these standards, could require us to incur significant expenses or capital expenditures, which could adversely affect our results of operations and ability to pay dividends to our stockholders and service our indebtedness. In 2004, we were notified of certain unsatisfied demands relating to two hotels franchised by affiliates of Hilton Hotels Corporation, or Hilton, and four hotels licensed by affiliates of IHG that we make certain capital improvements to those hotels or that the applicable franchise or license could be terminated. Capital improvement plans have been submitted to, and approved by, the brand owners for these hotels, with an aggregate estimated cost of $4 million. The work is in progress, or substantially completed, on each of these improvement plans. No assurance can be provided that we will be able to timely satisfy all of these capital requirements or that, if satisfied, additional requirements will not be imposed.
      If a franchise or license agreement terminates due to our failure to make required improvements, we may be liable to the brand manager or franchisor for a termination payment. These termination payments vary by agreement and hotel, but are generally measured by a multiple of between 3.0 and 8.7 times the annual fees received by the franchisor or brand manager. The loss of a substantial number of brand licenses could have a material adverse effect on our business because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the brand manager or franchisor. Our franchise agreements also expire or terminate, subject to certain specified renewal rights, at various times. As a condition of the renewal or extension of the franchise agreements, the brand owner may require the payment of substantial fees and may require substantial capital improvements to be made to the hotels for which we would be responsible. During the next five years, the franchise or license agreements applicable in respect of 15 of our hotels are scheduled to expire in accordance with their terms.
      We are subject to the risks of brand concentration. We are subject to the potential risks associated with the concentration of our hotels under a limited number of brands. A negative public image or other adverse event that becomes associated with the brand could adversely affect hotels operated under that brand.
      The following table reflects the operating profit from our consolidated portfolio of 143 hotels included in continuing operations as of December 31, 2004, generated by hotels operated under each of the indicated brands during the year ended December 31, 2004:

		% of 2004 Hotel
	Hotels	Operating Profit

Embassy Suites Hotels	56	52%

Holiday Inn-branded hotels	39	21

Sheraton-branded hotels	10	10

Doubletree-branded hotels	10	6

Crowne Plaza hotels	12	5
      Should any of these brands suffer a significant decline in popularity with the traveling public, it could adversely affect our revenues and profitability.
      We are subject to the risks of hotel operations. Through our ownership of the lessees of our hotels, we are subject to the risk of fluctuating hotel operating expenses at our hotels, including, but not limited to:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	gas and electricity costs;

•	insurance costs, including health, general liability and workers compensation; and

•	other operating expenses.
      In addition, we are subject to the risks of a decline in operating margins, which occurs when hotel operating expenses increase disproportionately to revenues. These operating expenses and margins are within the control of our brand-owner managers, over which we have limited control, resulting in an increased risk of volatility in our results of operations.
      The lodging business is seasonal in nature. Generally, hotel revenues for our hotel portfolio are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel.
      We lack control over the management and operations of our hotels. We are dependent on the ability of independent third party managers to operate and manage our hotels. In order to maintain our REIT status, we cannot operate our hotels or any subsequently acquired hotels. As a result, we are unable to directly implement strategic business decisions for the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, the salary and benefits provided to hotel employees, the conduct of food and beverage operations and similar matters.
Our ability to grow or sustain our business may be limited by our ability to attract debt or equity financing, and we may have difficulty accessing capital on attractive terms.
      We may not be able to fund future growth and operations solely from cash provided from operating activities because of recent declines in cash flows and our obligation to distribute at least 90% of our taxable income each year to maintain our status as a REIT. Consequently, we may be forced to rely upon the proceeds of hotel sales or the availability of debt or equity capital to fund hotel acquisitions and necessary capital improvements, and we may be dependent upon our ability to attract debt financing from public or institutional lenders. The capital markets have been, and in the future may be, adversely affected by various events beyond our control, such as the United States’ military involvement in the Middle East and elsewhere, the terrorist attacks on September 11, 2001, the ongoing War on Terrorism by the United States and the bankruptcy of major companies, such as Enron Corp. Similar events, such as an escalation in the War on Terrorism, new terrorist attacks, or additional bankruptcies in the future, as well as other events beyond our control, could adversely affect the availability and cost of capital for our business. We cannot assure you that we will be successful in attracting sufficient debt or equity financing to fund future growth and operations, or to pay or refinance existing debt, at an acceptable cost, or at all.
We own, and may acquire, interests in hotel joint ventures with third parties that expose us to some risk of additional liabilities or capital requirements.
      We own, through our subsidiaries, interests in several real estate joint ventures with third parties. Joint ventures that are not consolidated into our financial statements owned a total of 20 hotels, in which we had an aggregate investment of $111 million at December 31, 2004. The operations of 15 of these hotels are included in our consolidated results of operations due to our majority ownership of the lessees of these hotels. None of our directors or officers hold any interest in any of these ventures. Our joint venture partners are affiliates of Hilton, with respect to 12 hotels, affiliates of Starwood Hotels & Resorts Worldwide, Inc., or Starwood, with respect to one hotel, and private entities or individuals with respect to seven hotels. The ventures and hotels were subject to non-recourse mortgage loans aggregating $218 million at December 31, 2004.
      The personal liability of our subsidiaries under existing non-recourse loans secured by the hotels of our joint ventures is generally limited to the guaranty of the borrowing ventures’ personal obligations to pay for the lender’s losses caused by misconduct, fraud or misappropriation of funds by the ventures and other typical exceptions from the non-recourse covenants in the mortgages, such as those relating to environmental liability. We may invest in other ventures in the future that own hotels and have recourse or non-recourse debt financing. If a venture defaults under its mortgage loan, the lender may accelerate the loan and demand payment in full before taking action to foreclose on the hotel. As a partner or member in any of these ventures, our subsidiary may be exposed to liability for claims asserted against the venture, and the venture may not have sufficient assets or insurance to discharge the liability.
      Our subsidiaries may not legally be able to control decisions being made regarding these ventures and their hotels. In addition, the hotels in a venture may perform at levels below expectations, resulting in the potential for insolvency of the venture unless the partners or members provide additional funds. In some ventures, the partners or members may elect to make additional capital contributions. We may be faced with the choice of losing our investment in a venture or investing additional capital in it with no guaranty of receiving a return on that investment.
      Interstate Hotels & Resorts, which is our partner in the ownership of eight hotels, declined to make further capital contributions to the venture, beginning in 2004. In order to sustain this venture, we made $3 million in advances in 2004, and an additional $1 million in 2005, with a priority in right (but no assurance) of return. We have received a request for additional funding of $2.5 million; however, we have determined that it is not in our best interest to continue funding the further cash shortfalls related to this venture, and have notified the lender to that effect. This venture currently has $49 million in non-recourse debt secured by the eight hotels owned by the venture. We have written down our investment in this venture to an amount less than the current debt balance. We are considering our options with regard to this venture, one of which is to surrender the hotels to the lender.
As a REIT, we are subject to specific tax laws and regulations, the violation of which could subject us to significant tax liabilities.
      The federal income tax laws governing REITs are complex. We have operated, and intend to continue to operate, in a manner that is intended to enable us to qualify as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complicated, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we have been, or will continue to be, successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT.
      Failure to make required distributions would subject us to tax. Each year, a REIT must pay out to its stockholders at least 90% of its taxable income, other than any net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible tax if the actual amount we pay out to our stockholders in a calendar year is less than the minimum amount specified under federal tax laws. FelCor’s only source of funds to make such distributions comes from distributions from FelCor LP. Accordingly, we may be required to borrow money or sell assets to enable us to pay out enough of our taxable income to satisfy the distribution requirements and to avoid corporate income tax and the 4% tax in a particular year.
      Failure to qualify as a REIT would subject FelCor to federal income tax. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax at regular corporate rates on our taxable income for any such taxable year for which the statute of limitations remains open. We might need to borrow money or sell hotels in order to obtain the funds necessary to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless our failure to qualify as a REIT was excused under federal income tax laws, we could not re-elect REIT status until the fifth calendar year following the year in which we failed to qualify.
      A sale of assets acquired from Bristol Hotel Company, or Bristol, within ten years after the merger may result in us incurring corporate income tax. If we sell any asset acquired from Bristol within ten years after our 1998 merger with Bristol, and we recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of:

•	the amount of gain recognized at the time of the sale; or

•	the amount of gain that we would have recognized if we had sold the asset at the time of the Bristol merger for its then fair market value.
      The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax liability to us. If we are successful in selling the hotels that we have designated as sale hotels, the majority of which are Bristol hotels, we could incur corporate income tax with respect to the related built-in gain.
Departure of key personnel, including Mr. Corcoran, would deprive us of the institutional knowledge, expertise and leadership they provide.
      Our management includes four senior-level executive positions, including the President and Chief Executive Officer, currently Mr. Corcoran, and three Executive Vice Presidents. The persons in these positions generally possess institutional knowledge about our organization or the hospitality or real estate industries, have significant expertise in their fields and possess leadership skills that are important to our operations. The loss of any of our senior executive officers could adversely affect our ability to execute our business strategy.
We are subject to the risks of real estate ownership, which could increase our costs of operations.
      General Risks. Our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:

•	adverse changes in general or local economic or real estate market conditions;

•	changes in zoning laws;

•	increases in supply or competition;

•	changes in traffic patterns and neighborhood characteristics;

•	increases in assessed valuation and real estate tax rates;

•	increases in the cost of property insurance;

•	recent and future increases in the cost of wood, steel, concrete and other building materials, which increase the cost of renovations, expansions and new construction;

•	costly governmental regulations and fiscal policies;

•	the potential for uninsured or underinsured property losses;

•	the potential that we are unable to meet all requirements under the Americans with Disabilities Act;

•	the impact of environmental laws and regulations; and

•	other circumstances beyond our control.
Moreover, real estate investments are relatively illiquid, and we may not be able to adjust our portfolio in a timely manner to respond to changes in economic and other conditions.
      Compliance with environmental laws may adversely affect our financial condition. Owners of real estate are subject to numerous federal, state, local and foreign environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for the costs of remediating hazardous substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous substances at another site, it may also be liable for the costs of remediating the disposal site, even if it did not own or operate the disposal site. Such liability may be imposed without regard to fault or the legality of a party’s conduct and may, in certain circumstances, be joint and several. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances, including asbestos-containing materials, into the environment. Environmental laws and regulations may require us to incur substantial expenses and limit the use of our properties. We could have substantial liability for a failure to comply with applicable environmental laws and regulations, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous substances on a property can also adversely affect the value of, and the owner’s ability to use, sell or borrow against, the property.
      We cannot provide assurances that future or amended laws or regulations, or more stringent interpretations or enforcement of existing environmental requirements, will not impose any material environmental liability, or that the environmental condition or liability relating to the hotels will not be affected by new information or changed circumstances, by the condition of properties in the vicinity of such hotels, such as the presence of leaking underground storage tanks, or by the actions of unrelated third parties.
      Compliance with the Americans with Disabilities Act may adversely affect our financial condition. Under the Americans with Disabilities Act of 1990, all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. Various state and local jurisdictions have also adopted requirements relating to the accessibility of buildings to disabled persons. We believe that our hotels substantially comply with the requirements of the Americans with Disabilities Act and other applicable laws. However, a determination that the hotels are not in compliance with these laws could result in liability for both governmental fines and payments to private parties. If we were required to make unanticipated major modifications to our hotels to comply with the requirements of the Americans with Disabilities Act and other similar laws, it could adversely affect our ability to make distributions to our stockholders and to pay our obligations.

Our charter contains limitations on ownership and transfer of shares of our stock that could adversely affect attempted transfers of our capital stock.
      To maintain our status as a REIT, no more than 50% in value of our outstanding stock may be owned, actually or constructively, under the applicable tax rules, by five or fewer persons during the last half of any taxable year. Our charter prohibits, subject to some exceptions, any person from owning more than 9.9%, as determined in accordance with the provisions of the Internal Revenue Code and the Exchange Act, of the number of outstanding shares of any class of our stock. Our charter also prohibits any transfer of our stock that would result in a violation of the 9.9% ownership limit, reduce the number of stockholders below 100 or otherwise result in our failure to qualify as a REIT. Any attempted transfer of shares in violation of the charter prohibitions will be void, and the intended transferee will not acquire any right in those shares. We have the right to take any lawful action that we believe is necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve our status as a REIT, including refusing to recognize any transfer of stock in violation of our charter. Similarly, the Deposit Agreement permits the Depositary to refuse to recognize the transfer of depositary receipts.
Some provisions in our charter and bylaws and Maryland law make a takeover of us more difficult.
      Ownership Limit. The ownership and transfer restrictions of our charter may have the effect of discouraging or preventing a third party from attempting to gain control of us without the approval of our board of directors. Accordingly, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our board.
      Staggered Board. Our board of directors is divided into three classes. Directors in each class are elected for terms of three years. As a result, the ability of stockholders to effect a change in control of us through the election of new directors is limited by the inability of stockholders to elect a majority of our board at any particular meeting.
      Authority to Issue Additional Shares. Under our charter, our board of directors may issue up to an aggregate of 20 million shares of preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences and other terms designated by our board that may delay or prevent a change in control of us, even if the change is in the best interests of stockholders. As of December 31, 2004, as adjusted to give effect to this offering and the application of the proceeds therefrom, we would have had outstanding 12,880,475 shares of our Series A preferred stock, 13,758 shares, represented by 1,375,800 depositary shares, of our Series B preferred stock and 54,000 shares, represented by 5,400,000 depositary shares, of our Series C preferred stock.
      Maryland Takeover Statutes. As a Maryland corporation, we are subject to various provisions under the Maryland General Corporation Law, including the Maryland Business Combination Act, that may have the effect of delaying or preventing a transaction or a change in control that might involve a premium price for the stock or otherwise be in the best interests of stockholders. Under the Maryland business combination statute, some “business combinations,” including some issuances of equity securities, between a Maryland corporation and an “interested stockholder,” which is any person who beneficially owns 10% or more of the voting power of the corporation’s shares, or an affiliate of that stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Any of these business combinations must be approved by a stockholder vote meeting two separate super majority requirements, unless, among other conditions, the corporation’s common stockholders receive a minimum price, as defined in the statute, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common shares. IHG is an interested stockholder. Our charter currently provides that the Maryland Control Share Acquisition Act will not apply to any of our existing or future stock. That statute may deny voting rights to shares involved in an acquisition of one-tenth or more of the voting stock of a Maryland corporation. To the extent these or other laws are applicable to us, they may have the effect of delaying or preventing a change in control of us even though beneficial to our stockholders.

You cannot be sure that an active trading market will exist for the depositary shares representing Series C preferred stock.
      There is no established trading market for the depositary shares representing Series C preferred stock. Although we will apply to list the depositary shares on the NYSE, subject to official notice of issuance, we cannot assure that such trading will commence. The underwriters have advised us that they intend to make a market in the depositary shares prior to commencement of trading on the NYSE. The underwriters are not obligated to make a market in the depositary shares, however, and may discontinue market making activities at any time without notice. No assurance can be given as to the liquidity of any trading market for the depositary shares. Moreover, if a market for the depositary shares does develop, the depositary shares could trade below the public offering price. The public offering price has been determined by agreement between us and the underwriters and may not be indicative of the market price for depositary shares after this offering. If a market for the depositary shares does not develop, you may be unable to resell your depositary shares for an extended period of time, if at all. Future trading prices of the depositary shares will depend upon many factors, including among other things, our operating results.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS
      This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in these documents contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Exchange Act that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “may,” “will,” “should,” “seeks,” “pro forma” or other variations of these terms, including their use in the negative, or by discussions of strategies, plans or intentions. A number of factors could cause results to differ materially from those anticipated by these forward-looking statements. Among these factors are:

•	general economic and lodging industry conditions, including the failure of the current recovery in the economy to continue, the realization of anticipated job growth, the impact of the U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, and the impact on the travel industry of increased security precautions;

•	whether and on what terms this offering is completed;

•	our overall debt levels and our ability to obtain new financing and service debt;

•	our inability to retain earnings;

•	our liquidity and capital expenditures;

•	our growth strategy and acquisition activities;

•	our inability to sell the non-strategic hotels held for sale at anticipated prices; and

•	competitive conditions in the lodging industry.
In addition, these forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. The information contained in this prospectus supplement, including “Risk Factors,” the accompanying prospectus and the documents incorporated by reference, identifies important factors that could cause these differences.

USE OF PROCEEDS
      The gross proceeds to us from the sale of the depositary shares to you is expected to be approximately $135.0 million. We will pay the underwriting discounts and commissions (of approximately $4.3 million), and other costs of the offering (estimated to be $150,000), from available cash, making the net proceeds to us approximately $130.6 million. We will use the gross proceeds to redeem 54,000 shares of Series B preferred stock and the corresponding 5,400,000 depositary shares representing the Series B preferred stock being redeemed. Accrued but unpaid dividends on the shares redeemed will be paid from our available cash.
CAPITALIZATION
      The following table sets forth our capitalization as of December 31, 2004; on an actual basis and on a pro forma basis to give effect to:

•	the sale of the 5,400,000 depositary shares representing 54,000 shares of our Series C preferred stock offered hereby; and

•	the redemption of 54,000 shares of Series B preferred stock and the 5,400,000 depositary shares representing the Series B preferred stock being redeemed.
      The following capitalization table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and FelCor’s financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this prospectus supplement.

	December 31, 2004

	Actual	Adjustments			Pro Forma

Cash and cash equivalents	$119,310		$(6,664	) (1)	$112,646

Short-term debt	$32,319	$			$32,319

Long-term debt:

Senior notes:

7 5/8% senior notes due 2007	122,426				122,426

8 1/2% senior notes due 2011	298,409				298,409

Senior floating rate notes due 2011	290,000				290,000

Mortgage and capital lease debt	1,023,318				1,023,318

Other debt	650				650

Total long-term debt	1,734,803				1,734,803

Stockholders’ equity:

Preferred stock:

Series A cumulative convertible preferred stock	309,362				309,362

Series B cumulative redeemable preferred stock	169,395		(135,000)		34,395

Series C cumulative redeemable preferred stock	—		135,000		135,000

Common stock	694				694

Additional paid-in capital	2,085,189		778		2,085,967

Accumulated other comprehensive income	15,780				15,780

Accumulated deficit	(1,066,143)		(5,180)		(1,071,323)

Less: Common stock in treasury	(183,954)				(183,954)

Total stockholders’ equity	1,330,323		(4,403)		1,325,921

Total capitalization	$3,097,445		$(4,403)		$3,093,043

(1)	Represents underwriting discounts and commissions, other expenses of this offering and accrued dividends on the shares being redeemed, all of which are being paid from our available cash.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
      The following table represents the ratio of our earnings to combined fixed charges and preferred stock dividends for the periods indicated:

Year Ended December 31,

2000	2001	2002	2003	2004

1.2x	(a)	(b)	(c)	(d)

(a)	For the year ended December 31, 2001, we incurred a loss from continuing operations. Our earnings would have had to have been $84 million greater than they were to have covered our fixed charges and preferred stock dividends. During 2001, we had cash flow provided by operating activities of $145 million, which was sufficient to cover the $25 million of dividends to preferred stockholders for that year.

(b)	For the year ended December 31, 2002, we incurred a loss from continuing operations. Our earnings would have had to have been $71 million greater than they were to have covered our fixed charges and preferred stock dividends. During 2002, we had cash flow provided by operating activities of $106 million, which was sufficient to cover the $26 million of dividends to preferred stockholders for that year.

(c)	For the year ended December 31, 2003, we incurred a loss from continuing operations. Our earnings would have had to have been $215 million greater than they were to have covered our fixed charges and preferred stock dividends. During 2003, we had cash flow provided by operating activities of $53 million, which was sufficient to cover the $27 million of dividends to preferred stockholders for that year.

(d)	For the year ended December 31, 2004, we incurred a loss from continuing operations. Our earnings would have had to have been $149 million greater than they were to have covered our fixed charges and preferred stock dividends. During 2004, we had cash flow provided by operating activities of $33 million and at December 31, 2004, we had cash and cash equivalents of $119 million, the combination of which was sufficient to cover the $35 million of dividends to preferred stockholders for that year.

DESCRIPTION OF SERIES C PREFERRED STOCK
AND DEPOSITARY SHARES
      This description of the particular terms of the Series C preferred stock and the depositary shares offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the preferred stock and depositary shares set forth in the accompanying prospectus.
General
      We are authorized to issue up to 20,000,000 shares of preferred stock, $.01 par value per share, in one or more series, with the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption in each case, if any, as our board of directors may determine by adoption of applicable articles supplementary to our charter, without any further vote or action by the stockholders.
      Our board of directors has adopted a form of articles supplementary, identified as the Series C articles supplementary, determining the terms of a series of preferred stock consisting of 54,000 shares, designated 8% Series C Cumulative Redeemable Preferred Stock. The following summary of the terms and provisions of the Series C preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter and the Series C articles supplementary, a copy of each of which is available from us.
      FelCor LP will issue to us Series E preferred units in FelCor LP, the economic terms of which will be substantially identical to the Series C preferred stock. FelCor LP will be required to make all required distributions on the Series E preferred units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series C preferred stock) prior to any distribution of cash or assets to the holders of the common units or to the holders of any other interests in FelCor LP, except for any other series of preference units ranking on a parity with the Series E preferred units as to distributions and/or liquidation rights and except for distributions required to enable us to maintain our qualification as a REIT.
      Each depositary share represents a 1/100 fractional interest in a share of Series C preferred stock. The shares of Series C preferred stock will be deposited with SunTrust Bank, or the Preferred Stock Depositary, under a Deposit Agreement, or the Depositary Agreement, among FelCor, the Preferred Stock Depositary and the holders from time to time of the depositary receipts issued by the Preferred Stock Depositary under the Depositary Agreement. The depositary receipts will evidence the depositary shares. Subject to the terms of the Depositary Agreement, each holder of a depositary receipt evidencing a depositary share will be entitled to all the rights and preferences of a 1/100 fractional interest in a share of Series C preferred stock (including dividend, voting, redemption and liquidation rights and preferences). See “Description of Depositary Shares” in the accompanying prospectus.
Ranking
      The Series C preferred stock will rank pari passu with our outstanding Series A preferred stock and Series B preferred stock, and senior to our common stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.
      While any shares of Series C preferred stock are outstanding, we may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series C preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series C preferred stock. However, we may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking junior to or on a parity with the Series C preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series C preferred stock. See “— Voting Rights” below.

Dividends
      Holders of Series C preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cash distributions declared or paid for the corresponding period payable at the rate of 8% of the liquidation preference per year (equivalent to $2.00 per year per depositary share). Dividends on the Series C preferred stock are payable quarterly in arrears on the last calendar day of January, April, July and October (or, if not a business day, on the next succeeding business day) of each year, commencing July 31, 2005 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by our board of directors). Each dividend is payable to holders of record as they appear on our stock records at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by our board of directors. Dividends will be cumulative, whether or not in any dividend period or periods we shall have funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulations of dividends on the Series C preferred stock will not bear interest. Dividends payable on the Series C preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.
      Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as defined below) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series C preferred stock for all prior dividend periods and the then current dividend period. If accrued dividends on the Series C preferred stock and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series C preferred stock and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series C preferred stock and the Parity Stock.
      Unless full cumulative dividends then required to be paid on the Series C preferred stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, we will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, we may, at any time, acquire shares of our capital stock, without regard to rank, for the purpose of preserving our status as a REIT.
      As used herein, (i) the term “dividend” does not include dividends or distributions payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term “Junior Stock” means the common stock, and any other class or series of our capital stock now or hereafter issued and outstanding that ranks junior to the Series C preferred stock as to the payment of dividends or amounts upon our liquidation, dissolution or winding up and (iii) the term “Parity Stock” means any other class or series of our capital stock now or hereafter issued and outstanding (including the Series A preferred stock and Series B preferred stock) that ranks equally with the Series C preferred stock as to the payment of dividends and amounts upon our liquidation, dissolution or winding up.
      FelCor LP will be required to make all required distributions to us on the Series E preferred units that will mirror our payment of dividends on the Series C preferred stock (including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series C preferred stock) prior to any distribution of cash or assets to the holders of common units or to the holders of any other interests in FelCor LP, except for distributions required in connection with any other shares of ours ranking senior to or on a parity with the Series C preferred stock as to dividends and/or liquidation rights and except for distributions required to enable us to maintain our qualification as a REIT.
      The indentures under which our senior notes are issued include covenants that restrict our ability to declare and pay dividends. In general, these agreements contain exceptions to the limitations to allow FelCor LP to make distributions necessary to allow us to maintain our status as a REIT. If we were forced to rely upon these exceptions, based upon our current estimates of taxable income for 2005, we would be unable to distribute the full amount of distributions accruing under our outstanding preferred stock.
Optional Redemption
      Shares of Series C preferred stock are not redeemable by us prior to April 7, 2010. On and after April 7, 2010, we, at our option, upon not less than 30 nor more than 60 days’ prior written notice, may redeem the Series C preferred stock (and the Preferred Stock Depositary will redeem a number of depositary shares representing the shares of Series C preferred stock so redeemed upon not less than 30 days’ prior written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share), plus all accrued and unpaid distributions thereon, if any, to the date fixed for redemption without interest, to the extent we have funds legally available therefore. The redemption price of the Series C preferred stock may be paid from any source. Holders of depositary receipts evidencing depositary shares to be redeemed shall surrender such depositary receipts at the place designated in the notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon redemption following the surrender. If notice of redemption of any depositary shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any depositary shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such depositary shares, such depositary shares will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.
      Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) in The Wall Street Journal or The New York Times or, if neither is then being published, in any other daily newspaper of national circulation, not less than 30 days nor more than 60 days prior to the redemption date. A similar notice furnished by us will be mailed by the Preferred Stock Depositary, by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the depositary receipts evidencing the depositary shares to be redeemed at their respective addresses as they appear on the share transfer records of the Preferred Stock Depositary. No failure to give such notice or any defect therein or in the mailing thereof will affect the sufficiency of the notice or the validity of the proceedings for the redemption of any shares of Series C preferred stock or depositary shares except as to the holder to whom notice was defective or not given. Each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series C preferred stock to be redeemed (and the corresponding number of depositary shares) from such holder; (iv) the place or places where the depositary receipts evidencing the depositary shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.
      The shares of Series C preferred stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under “Description of Preferred Stock — Optional Redemption” in the accompanying prospectus).
      Unless full cumulative dividends then required to be paid on the Series C preferred stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the Series C preferred stock may not be redeemed in part and we may not, except as set forth in the following sentence, purchase or otherwise acquire for value any shares of Series C preferred stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series C preferred stock. Notwithstanding the foregoing limitations, we may, at any time, acquire shares of our capital stock, without regard to rank, for the purpose of preserving our status as a REIT or for purposes of an employee benefit plan of ours.

Liquidation Preference
      The holders of shares of Series C preferred stock are entitled to receive in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, $2,500.00 per share of Series C preferred stock (equivalent to $25.00 per depositary share) plus an amount per share of Series C preferred stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, or the Liquidation Preference, and shall not be entitled to any further payment.
      Until the holders of the Series C preferred stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon our liquidation, dissolution or winding up. If, upon our liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of the shares of Series C preferred stock and any Parity Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series C preferred stock and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such shares of Series C preferred stock and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of us with another corporation, a statutory share exchange by us, nor a sale, lease or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of us.
Voting Rights
      In any matter in which the Series C preferred stock is entitled to vote (as expressly described herein or as may be required by law), including any action by written consent, each share of Series C preferred stock shall be entitled to 100 votes, each of which 100 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each share of Series C preferred stock, the holder thereof may designate up to 100 proxies, with each such proxy having the right to vote a whole number of votes (totaling 100 votes per share of Series C preferred stock). As a result, each depositary share will be entitled to one vote.
      If six quarterly dividends (whether or not consecutive) payable on the Series C preferred stock, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting our board of directors will be increased by two and the holders of the depositary shares representing the Series C preferred stock, and any other Parity Stock, voting together as a single class, identified as Voting Preferred Shares, will have the right to elect two additional directors to serve on our board of directors at an annual meeting of stockholders or a special meeting held in place thereof, of the holders of the Voting Preferred Shares, until all such dividends, together with the dividends for the current quarterly period, on the Voting Preferred Shares have been paid or declared and set aside for payment.
      The approval of two-thirds of the outstanding depositary shares representing the Series C preferred stock and any Parity Stock similarly affected, voting together as a single class, is required in order to (i) amend our charter, whether by way of merger, consolidation or otherwise, to affect materially and adversely the rights, preferences or voting power of the holders of the Series C preferred stock and such Parity Stock, (ii) enter into a share exchange that affects the Series C preferred stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case, each share of Series C preferred stock remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for a share of preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption identical to those of a share of Series C preferred stock (except for changes that do not materially and adversely affect the holders of the Series C preferred stock) or (iii) amend our charter to authorize, reclassify, create or increase the authorized amount of any class of stock having rights senior to the Series C preferred stock with respect to the payment of dividends or amounts upon our liquidation, dissolution or winding up. However, we may increase the authorized number of shares of preferred stock and may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of Series C preferred stock.
Conversion Rights
      Shares of Series C preferred stock are not convertible into or exchangeable for any other property or securities of us.
Exchange Listing
      We intend to apply to list the depositary shares on the NYSE, subject to official notice of issuance. If we receive approval for the listing of the shares, trading of the depositary shares on the NYSE is expected to commence promptly after the date of initial delivery of the depositary shares. See “Underwriting.” The Series C preferred stock will not be so listed, and we do not expect that there will be any trading market for the Series C preferred stock, except as represented by depositary shares.
Transfer Agent
      The transfer agent and registrar for the depositary shares is SunTrust Bank, Atlanta, Georgia.
SUPPLEMENTAL DISCLOSURE OF MARYLAND ANTI-TAKEOVER STATUTES
      The following discussion supercedes the information set forth in the accompanying prospectus under the caption “Certain Charter, Bylaw and Statutory Provisions — Maryland Anti-Takeover Statutes.” Since the date of the prospectus, the Maryland General Corporation Law has been amended in the following respects relevant to that discussion.
      Under the Maryland General Corporation Law, or Maryland Law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares, (ii) an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation, or an Interested Stockholder, or (iii) an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any “business combination” must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s stockholders receive a minimum price (as defined under the Maryland Law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the Maryland Law do not apply, however, to business combinations that are (i) with respect to specifically identified or unidentified existing or future Interested Stockholders, approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder, or (ii) if the original articles of incorporation of the corporation contain a provision expressly electing not to be governed by Section 3-602 of the Maryland Law or the stockholders of the corporation adopt a charter amendment so electing by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together in a single group, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Stockholders. Our charter has exempted from these provisions of Maryland law, any business combination involving Mr. Feldman or Mr. Corcoran or any present or future affiliates, associates or other persons acting in concert or as a group with Mr. Feldman or Mr. Corcoran. IHG is an Interested Stockholder under the Maryland Business Combination Act.

      Sections 3-701 et seq. of the Maryland Law, or the Control Share Statute, provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiring person, or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by that person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. Voting rights will not be denied to “control shares” if the acquisition of such shares, as to specifically identified or unidentified future or existing stockholders or their affiliates, has been approved in the charter or bylaws of the corporation prior to the acquisition of such shares.
      A person who has made, or proposes to make, a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
      The Maryland Control Share Statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation’s articles of incorporation or bylaws.
      Our charter contains a provision exempting any and all acquisitions of shares of our capital stock from the Control Share Statute. There can be no assurance that this provision will not be amended or eliminated in the future. If the foregoing exemption in the charter is rescinded, the control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer.
      Maryland Law also provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into the applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote; and

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director.
      In addition, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire our stock and could increase the difficulty of completing an offer.
FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT
      This section summarizes the federal income tax issues that you, as a stockholder, may consider relevant and supersedes the discussion in the accompanying prospectus under the caption “Federal Income Tax Considerations.” Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, partnerships or other pass-through entities, expatriates, taxpayers subject to the alternative minimum tax, tax-exempt organizations (except to the extent discussed in “— Taxation of Tax-Exempt Stockholders” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations, estates and trusts (except to the extent discussed in “— Taxation of Non-U.S. Stockholders” below). This discussion applies only to stockholders who purchase depositary shares representing Series C preferred stock in this offering and who hold such shares as capital assets for U.S. federal income tax purposes.
      The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.
      THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE CONSTRUED AS TAX ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN THE SERIES C PREFERRED STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
Our Taxation
      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1994. We believe that we have operated in a manner intended to qualify as a REIT since our election to be a REIT, and we intend to continue to so operate. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.
      Our qualification as a REIT depends on our ability to meet on a continuing basis qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “— Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that we avoid the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our stockholders.

•	We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Requirements for Qualification — Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the greater of the amount by which we fail the 75% gross income test or the amount by which 95% (90% for taxable years prior to 2005) of our gross income exceeds the amount of our income qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	In the event of a more than de minimis failure of any of the asset tests occurring after January 1, 2005, as described below under “— Requirements for Qualification — Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter and we provide a schedule of the disqualifying assets to the Internal Revenue Service, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset test or tests.

•	If we fail to satisfy one or more requirements for REIT qualification during a taxable year beginning on or after January 1, 2005, other than a gross income test or an asset test, and continue to qualify as a REIT because we meet other requirements, we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain.

•	If we acquire any asset from a C corporation, or a corporation such as Bristol that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset or another asset, such as the Bristol merger, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (1) the amount of gain that we recognize at the time of the sale or disposition and (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset. The rule described in this paragraph will apply assuming that we make an election under the Treasury regulations on our tax return for the year in which we acquire assets from a C corporation. We made an election under the Treasury regulations with respect to the assets that we acquired from Bristol in our merger with Bristol. Accordingly, any gain we recognize on the disposition of any such asset during the 10-year period beginning on the date of acquiring the asset, to the extent of such asset’s “built-in gain,” will be subject to tax at the highest regular corporate rate.

Requirements for Qualification
      A REIT is a corporation, trust, or association that meets the following requirements:

1.	it is managed by one or more trustees or directors;

2.	its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4.	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5.	at least 100 persons are beneficial owners of its shares or ownership certificates;

6.	not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

7.	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

8.	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

9.	it meets certain other qualification tests, described below, regarding the nature of its income and assets.
      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.
      We have issued sufficient stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy requirements 5 and 6. The provisions of the charter restricting the ownership and transfer of our stock are described in “Certain Charter, Bylaw and Statutory Provisions — Restrictions on Ownership and Transfer” in the accompanying prospectus.
      A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a “taxable REIT subsidiary,” or TRS, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.
      In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of FelCor LP and of any other partnership or joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired, or will acquire an interest, directly or indirectly (together, the “Subsidiary Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.
      A REIT may own up to 100% of the stock of a TRS. A TRS can lease hotels from its parent REIT as long as it engages an “eligible independent contractor” to manage and operate the hotels. In addition, a TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS by jointly filing Form 8875 with the IRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. A TRS will pay tax at regular corporate rates on any income that it earns. In addition, special rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We hold ownership interests in several TRSs through FelCor LP.

Income Tests
      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on and gain from the sale of shares in other REITs; and

•	certain other categories of income, including gain from the sale of certain real estate assets.
      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, income from certain hedging contracts, or any combination of the foregoing. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. In addition, for taxable years beginning on and after January 1, 2005, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred, or to be incurred, to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). The following paragraphs discuss the specific application of the gross income tests to us.
      Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent received by us from a TRS will qualify as “rents from real property” if the TRS engages an “eligible independent contractor” to manage and operate the hotels leased by the TRS.

•	Third, all of the rent received under a lease of real property will not qualify as “rents from real property” unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

•	Finally, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income.
      Pursuant to percentage leases, our lessees lease from FelCor LP and the Subsidiary Partnerships the land, buildings, improvements, furnishings and equipment comprising the hotels, for terms of five to 10 years, with options to renew for total terms, including the initial term, of not more than 15 years. The percentage leases provide that the lessees are obligated to pay to FelCor LP and the Subsidiary Partnerships (1) the greater of a minimum base rent or percentage rent and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by gross room or suite revenues, and food and beverage revenues and rent for each of the hotels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent and percentage rent accrue and are due monthly.
      In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	to the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.
      In addition, federal income tax law provides that a contract that purports to be a service contract (or a partnership agreement) will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price does not substantially exceed the rental value of the property for the contract period.

      Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.
      We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	FelCor LP and the Subsidiary Partnerships, on the one hand, and the lessees, on the other hand, intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

•	the lessees have the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

•	the lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities, structural elements and capital improvements, and generally dictate how the hotels are operated, maintained, and improved;

•	the lessees bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate and personal property taxes and property and casualty insurance premiums;

•	the lessees benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

•	the lessees generally have indemnified FelCor LP and the Subsidiary Partnerships against all liabilities imposed on FelCor LP and the Subsidiary Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the lessees’ use, management, maintenance or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of the lessees, (4) taxes and assessments in respect of the hotels that are the obligations of the lessees, or (5) any breach of the percentage leases or of any sublease of a hotel by the lessees;

•	the lessees are obligated to pay substantial fixed rent for the period of use of the hotels;

•	the lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	FelCor LP and the Subsidiary Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the lessees;

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.
      Investors should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that FelCor LP and the Subsidiary Partnerships receive from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, could lose our REIT status.
      As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.
      More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent will not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.
      Another requirement for qualification of the rent received by us as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock or the assets or net profits any lessee other than a TRS (a “related party tenant”). The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or assets or net profits of any non-TRS lessee directly. In addition, our Charter prohibits transfers of our stock that would cause us to constructively own 10% or more of the ownership interests in a lessee. Those Charter provisions will not apply to our indirect ownership of several of our lessees through our TRS because transfers of our stock will not affect our indirect ownership of such lessees and we will not constructively own stock in such lessees as a result of attribution of stock ownership from our stockholders (although, as noted below, rents received from the TRS generally will not be disqualified as related party rents). Thus, we should never own, actually or constructively, 10% of more of any non-TRS lessee. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee at some future date.
      As described above, we may own up to 100% of the stock of a TRS. Rent received by us from a TRS will qualify as “rents from real property” if the TRS engages an “eligible independent contractor” to manage and operate the hotels leased by the TRS. An “eligible independent contractor” must either be, or be related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person who is not related to us or the TRS. A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. In addition, we cannot directly or indirectly derive any income from an eligible independent contractor, an eligible independent contractor cannot own 35% or more of our stock, and no more than 35% of an eligible independent contractor’s ownership interests can be owned by persons owning 35% or more of our stock, taking into account applicable constructive ownership rules. We hold ownership interests in several TRSs that lease our hotels. Each of those TRSs has engaged a third-party hotel manager to manage and operate the hotels leased by that TRS. We believe that all of the existing third-party hotel managers of hotels leased by our TRSs qualify as “eligible independent contractors,” and we anticipate that all of the third-party hotel managers that will be retained by our TRSs in the future to manage the hotels leased by the TRSs from us will qualify as “eligible independent contractors.”
      We will be subject to a 100% excise tax to the extent that the IRS successfully asserts that the rents received from our TRSs exceed an arm’s-length rate. We believe that the terms of the leases that exist between us and our TRSs were negotiated at arm’s length and are consistent with the terms of comparable leases in the hotel industry, and that the excise tax on excess rents therefore should not apply. There can be no assurance, however, that the IRS would not challenge the rents paid to us by our TRSs as being excessive, or that a court would not uphold such challenge. In that event, we could owe a tax of 100% on the amount of rents determined to be in excess of an arm’s-length rate.
      A third requirement for qualification of the rent received by us as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “15% test ratio”). With respect to each hotel, we believe either that the 15% test ratio is 15% or less or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of the 15% test ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.
      A fourth requirement for qualification of the rent received by us as “rents from real property” is that, other than within the 1% de minimis exception described above, we cannot furnish or render noncustomary services to the tenants of the hotels, or manage or operate the hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we may own up to 100% of the stock of a TRS, and the TRS may provide customary and noncustomary services to our tenants without tainting our rental income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because FelCor LP and the Subsidiary Partnerships do not perform any services other than customary ones for the lessees (other than within the 1% de minimis exception or through a TRS). Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform impermissible noncustomary services with respect to the tenant of the property.
      If a portion of the rent received by us from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. In addition, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) we own, actually or constructively, 10% or more of a non-TRS lessee, or (3) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotels, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we also could lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

      In addition to the rent, the lessees are required to pay to FelCor LP and the Subsidiary Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the FelCor LP and the Subsidiary Partnerships are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.
      The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.
      A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our or FelCor LP’s assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that we or FelCor LP will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”
      We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.
      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

•	which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.
As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests. In such event, we likely would be unable to satisfy the 75% and 95% gross income tests and, thus, could fail to qualify as a REIT.
      From time to time, we or FelCor LP may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For taxable years prior to 2005, to the extent that we or FelCor LP entered into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should have been qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. For taxable years beginning on and after January 1, 2005, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test (but will still be nonqualifying income for the purpose of the 75% gross income test). For those taxable years, a “hedging transaction” will mean any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate or price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.
      If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect, and

•	following such failure for any taxable year, a schedule of the sources of our income is filed in accordance with regulations prescribed by the Secretary of the Treasury.
      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of FelCor,” even if the relief provisions apply, we would incur a 100% tax on (1) the amount by which we fail the 75% gross income test or (2) the amount by which 95% (90% for taxable years prior to 2005) of our gross income exceeds the amount of our income qualifying under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests
      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.
      Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.
      Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.
      Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.
      Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.
      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt,” defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) holds non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Any security issued by a state or any political subdivision thereof, the District of Columbia, a foreign government of any political subdivision thereof, or the Commonwealth of Puerto Rico, but only if the determination of any payment thereunder does not depend in whole or in part on the profits of any entity not described in this paragraph or payments on any obligation issued by an entity not described in this paragraph;

•	Any security issued by a REIT;

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership; or

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Requirements for Qualification-Income Tests.”
      For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to securities described in the last two bullet points above.
      If we should fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.
      In the event that, at the end of any calendar quarter in a taxable year beginning on or after January 1, 2005, we violate the second or third asset test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we discovered the failure of the asset test. In the event of a more than de minimis failure of any of the asset tests at the end of any calendar quarter in a taxable year beginning on or after January 1, 2005, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (1) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we discovered the failure of the asset test, (2) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests and (3) file a schedule with a description of each asset in accordance with regulations.

Distribution Requirements
      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.
      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year, pay the distribution on or before the first regular dividend payment date after such declaration and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.
      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of

January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,
we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “— Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.
      It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional preferred or common stock.
      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements
      We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We have complied, and we intend to continue to comply, with such requirements.

Failure to Qualify
      If we failed to qualify as a REIT in any taxable year for which the statute of limitations remains open, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.
      For taxable years beginning on and after January 1, 2005, if we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of

$50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described above in “— Income Tests” and “— Asset Tests.”
Taxation of Taxable U.S. Stockholders
      Tax Treatment of Depositary Shares. An owner of depositary shares will be treated for federal income tax purposes as owning the portion of the Series C preferred stock represented by such depositary shares.
      Distributions to Holders. As long as we qualify as a REIT, a taxable “U.S. stockholder” (as defined below) must take into account as ordinary income distributions made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. stockholder” means a holder of Series C preferred stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	any trust (1) with respect to which a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect to be treated as a U.S. person.
      Dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most U.S. noncorporate stockholders. Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRSs, or (2) attributable to certain income upon which we have paid corporate income tax. In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our shares become ex-dividend.
      A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held our Series C preferred stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.
      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.
      A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder’s

Series C preferred stock. Instead, such distribution will reduce the adjusted basis of such Series C preferred stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in its Series C preferred stock as long-term capital gain, or short-term capital gain if the Series C preferred stock has been held for one year or less. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.
      Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, such losses would be carried over by us for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of the Series C preferred stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of Series C preferred stock (generally excluding long term capital gain unless you have elected to treat it as ordinary income) generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.
      Sale of Series C Preferred Stock. In general, a U.S. stockholder must treat any gain or loss realized upon a taxable disposition of the Series C preferred stock as long-term capital gain or loss if the U.S. stockholder has held the Series C preferred stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of Series C preferred stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the Series C preferred stock may be disallowed if the U.S. stockholder purchases other shares of our preferred stock within 30 days before or after the disposition.
      Redemption of Series C Preferred Stock for Cash. The tax treatment accorded to any redemption by us (as distinguished from a sale, exchange, or other disposition) of Series C preferred stock can only be determined on the basis of particular facts as to each holder at the time of redemption. In general, a redemption of the Series C preferred stock will be treated under Section 302 of the Internal Revenue Code of 1986, as amended (the “Code”) as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the Series C preferred stock (in which case the redemption will be treated in the same manner as a sale described above in “— Taxation of U.S. Stockholders on the Disposition of Series C Preferred Stock”). The redemption will satisfy such tests and be treated as a sale of the Series C preferred stock if the redemption:

•	is “substantially disproportionate” with respect to the holder’s interest in our stock;

•	results in a “complete termination” of the holder’s interest in all classes of our stock; or

•	is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code.
In determining whether any of these tests have been met, stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of the Series C preferred stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.
      If a redemption of the Series C preferred stock does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above in “— Taxation of Taxable U.S. Stockholders.” In that case, a stockholder’s adjusted tax basis in the redeemed Series C preferred stock will be transferred to such stockholder’s remaining stock holdings in our company. If the stockholder does not retain any of our stock, such basis could be transferred to a related person that holds our stock or it may be lost.
      Redemption Premium. Under the federal income tax laws, if the redemption price of the Series C preferred stock exceeds its issue price by more than a de minimis amount, as determined under the Treasury regulations, in certain circumstances, the amount of the excess may be treated as a constructive distribution of additional Series C preferred stock that is taxable to the holder based on a constant yield method over the period the Series C preferred stock cannot be redeemed. The redemption premium would be treated as a dividend to the extent of our earnings and profits and otherwise would be subject to the treatment described above for distributions.
      However, constructive distribution treatment only applies if the subject preferred stock is (1) mandatorily redeemable, (2) redeemable at the holder’s option, or (3) redeemable at the issuer’s option if at the time of issue, based on all the facts and circumstances, it is more likely than not that the issuer will exercise such option. Pursuant to a “safe harbor,” a right to redeem will not be treated as more likely than not to occur if:

•	the issuer and the stockholder are not related within the meaning of the Treasury regulations;

•	there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and

•	exercise of the right to redeem would not reduce the yield of the stock, as determined under the Treasury regulations.
      Redemption of the Series C preferred stock is not mandatory, such stock is not redeemable at the holder’s option, and we do not believe that at the time of issue it is more likely than not that the Series C preferred stock will be redeemed. Accordingly, we do not believe that the existence of our optional redemption right will result in a constructive distribution to the holders of Series C preferred stock. However, no assurance can be given that the Internal Revenue Service will not take a contrary position.

Capital Gains and Losses
      A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is currently 15% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is currently 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding
      We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% with respect to distributions on the depositary shares representing Series C preferred stock and proceeds upon a sale or redemption of such shares unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.

Taxation of Tax-Exempt Stockholders
      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income (except as noted below), provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of Series C preferred stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income.
      Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock (by value) is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business (less certain expenses), determined as if we were a pension trust, divided by our total gross income (less certain expenses) for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock (by value) only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.
Taxation of Non-U.S. Stockholders
      The rules governing U.S. federal income taxation of nonresident alien individuals or corporations, estates or trusts that are not U.S. stockholders (collectively, “non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the Series C preferred stock, including any reporting requirements.

      A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files IRS Form W-8BEN (or successor form) evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI (or successor form) with us claiming that the distribution is effectively connected income.
      A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed such non-U.S. stockholder’s adjusted basis of our Series C preferred stock. Instead, such a distribution will reduce the adjusted basis of such Series C preferred stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of our Series C preferred stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our Series C preferred stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
      We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.
      For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws (“FIRPTA”). The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. For taxable years prior to 2005, a non-U.S. stockholder was taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus was taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. For taxable years beginning on and after January 1, 2005, capital gain distributions that are attributable to our sale of real property are not subject to FIRPTA and, therefore, will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-U.S. stockholder did not own more than 5% of the class of our stock on which the distributions are made during the taxable year and the stock is regularly traded on an established securities market in the United States. As a result, such non-U.S. stockholders generally are subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We must withhold 35% of any distribution that we could designate as a capital gain dividend, even though the actual withholding tax liability attributable to such dividends may be lower. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

      A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that this test will be met. However, even if this test is not satisfied, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the Series C preferred stock at all times during a specified testing period will not incur tax under FIRPTA on gain from the sale of our stock if the Series C preferred stock is “regularly traded” on an established securities market. We expect that the depositary shares representing Series C preferred stock will be regularly traded on an established securities market, but we cannot assure that it will be so traded or that it will remain so traded at all times in the future. If the gain on the sale of the Series C preferred stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. stockholder will incur a 30% tax on such stockholder’s capital gains.
State and Local Taxes
      We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in those jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our Series C preferred stock.
UNDERWRITING
      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, A.G. Edwards & Sons, Inc. and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of depositary shares representing shares of Series C preferred stock listed opposite their names below:

Number of
Depositary
Name	Shares

Morgan Stanley & Co. Incorporated	3,510,000

A.G. Edwards & Sons, Inc.	945,000

Deutsche Bank Securities Inc.	945,000

Total	5,400,000

      The underwriters are offering the depositary shares subject to their acceptance of the depositary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the depositary shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the depositary shares offered by this prospectus supplement if any depositary shares are taken.
      The underwriters initially propose to offer part of the depositary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession of not in excess of $0.50 per depositary share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per depositary share on sales to certain other dealers. After the initial offering of the depositary shares, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.
      We have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 30 days after the date of this prospectus supplement, subject to certain exceptions, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any depositary shares or any other preferred stock ranking on a parity with the Series C preferred stock and the related depositary shares.
      We estimate that our expenses in connection with this offering, excluding underwriting discounts and commissions, will be $150,000, which expenses will be paid from available cash, rather than from the proceeds of this offering.
      Prior to this offering, there has been no public market for the depositary shares. We intend to apply to list the depositary shares on the NYSE, subject to official notice of issuance. If we receive approval for the listing of the shares, trading of the depositary shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares prior to commencement of trading on the NYSE. The underwriters are not obligated to make a market in the depositary shares, however, and may discontinue market making activities at any time without notice. No assurance can be given as to the liquidity of any trading market for the depositary shares.
      In order to facilitate the offering of the depositary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the depositary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters can close out a naked short sale only by purchasing depositary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, depositary shares in the open market to stabilize the price of the depositary shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the depositary shares in the offering, if the syndicate repurchases previously distributed depositary shares to cover syndicate short positions or to stabilize the price of the depositary shares. These activities may raise or maintain the market price of the depositary shares above independent market levels or prevent or retard a decline in the market price of the depositary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      It is expected that delivery of the depositary shares will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which is the thirtieth calendar day following the date hereof. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date hereof or any day prior to the third business day before the date of delivery of the depositary shares will be required, by virtue of the fact that the depositary shares will settle in T + 30, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement. Those who purchase the depositary shares and wish to trade depositary shares on the date hereof or the next succeeding business day should consult their own advisors.
      From time to time, certain of the underwriters have provided, and may continue to provide, investment banking and financial advisory services to us and to FelCor LP. Certain of the representatives of the underwriters have also acted as representatives of various underwriters in connection with offerings of our equity securities and FelCor LP’s debt securities.
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
      The validity of the securities offered hereby will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. In addition, the description of federal income tax consequences contained in the sections of the prospectus and prospectus supplement entitled “Federal Income Tax Considerations” and “Federal Income Tax Consequences of Our States as a REIT” are based on the opinion of Hunton & Williams, Richmond, Virginia. The validity of the securities offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel llp, New York, New York. Jenkens & Gilchrist and Cahill Gordon & Reindel llp will rely on the opinion of Miles & Stockbridge P.C., Baltimore, Maryland, with respect to all matters involving Maryland law.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-3 of which this prospectus supplement forms a part. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit specified information included in the registration statement from this prospectus supplement and the accompanying prospectus. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available to the public from the SEC’s web site at “www.sec.gov” and are also available from our web site at “www.felcor.com.” You may also read and copy any document that we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings are also available at the office of The New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at The New York Stock Exchange, you should call (212)656-5060.

PROSPECTUS
$1,000,000,000
Debt Securities, Preferred Stock, Depositary Shares, Common Stock
and Common Stock Warrants

     FelCor Suite Hotels, Inc. (“FelCor”) may offer from time to time in one or more series (i) its unsecured senior or subordinated debt securities (“Debt Securities”), (ii) whole or fractional shares of its preferred stock, $0.01 par value per share (“Preferred Stock”), (iii) shares of Preferred Stock represented by Depositary Shares (“Depositary Shares”), (iv) shares of its common stock, $0.01 par value per share (“Common Stock”), or (v) warrants to purchase Common Stock (“Common Stock Warrants”) with an aggregate public offering price of up to $1,000,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Common Stock Warrants (collectively, “Securities”) may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”).
     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of FelCor or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Common Stock, Preferred Stock, Depositary Shares or Debt Securities of another series, covenants and any initial public offering price; (ii) in the case of Preferred Stock, the specific number of shares, designation, stated value per share, any dividend, liquidation, redemption, conversion, exchange, voting and other rights, and any initial public offering price per share; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share and any initial public offering price per Depositary Share; (iv) in the case of Common Stock, the specific number of shares and any initial public offering price per share; and (v) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with FelCor’s Charter (as herein defined) or otherwise appropriate to preserve the status of FelCor as a real estate investment trust (“REIT”) for federal income tax purposes. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer.”
     The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.
     The Securities may be offered by FelCor directly to one or more purchasers, through agents designated from time to time by FelCor or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the Prospectus Supplement describing the method and terms of the offering of such Securities. See “Plan of Distribution.” No Securities may be sold pursuant to this Prospectus without the delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

     See “Risk Factors” beginning on page 5 for a discussion of certain factors that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 3, 1998.

AVAILABLE INFORMATION
      FelCor has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-3 (“Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), with respect to the Securities. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the public reference Section of the SEC at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.
      FelCor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and in accordance therewith files reports and proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, certain of such materials can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005. The SEC maintains a web site (http://www.sec.gov) that contains registration statements, periodic reports, proxy statements and other information regarding registrants that file documents electronically with the SEC.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The following documents, which have been previously filed by FelCor with the SEC, under the Exchange Act (File No. 001-14236) are incorporated herein by reference:

(i) Annual Report on Form 10-K for the year ended December 31, 1996;

(ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

(iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

(iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

(v) Current Report on Form 8-K dated June 4, 1997;

(vi) Current Report on Form 8-K dated July 11, 1997, as amended by Current Report on Form 8-K/A dated August 13, 1997;

(vii) Current Report on Form 8-K dated September 19, 1997;

(viii) Current Report on Form 8-K dated October 1, 1997; and

(ix) Description of FelCor’s Common Stock and $1.95 Series A Cumulative, Convertible Preferred Stock contained in FelCor’s registration statements on Form 8-A, including any amendments or reports filed for the purpose of updating such descriptions.
All documents filed by FelCor pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

      Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
      FelCor will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to FelCor at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062, Attention: General Counsel.
NOTE REGARDING FORWARD-LOOKING INFORMATION
      INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE” OR “CONTINUE” OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING MATERIAL RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

THE COMPANY
      FelCor Suite Hotels, Inc. (“FelCor”) is a self-administered equity REIT that, at December 31, 1997, owned an approximately 92.7% general partner interest in FelCor Suites Limited Partnership (“FelCor LP”), which then owned, directly or indirectly, interests in 73 hotels with an aggregate of 17,933 suites/rooms in 27 states (collectively, the “Current Hotels”). Fifty-two of the Current Hotels are operated as Embassy Suites® hotels (of which 28 were converted from other brands), 13 are operated as Doubletree Guest Suites® hotels, seven are operated as Sheraton® hotels (five of which are upscale, full-service traditional non-suite hotels) and one is operated as a Hilton Suites® hotel. Sixty-three of the Current Hotels are managed by subsidiaries of Promus Hotel Corporation (“Promus”) which, following the recent merger of Promus with Doubletree Corporation, include Doubletree Hotels Corporation and its subsidiaries (‘’Doubletree”). Promus is the largest operator of full-service, all-suite hotels in the United States. Of the remaining Current Hotels, seven are managed by a subsidiary of ITT Sheraton Corporation (“Sheraton”) and three are managed by independent management companies. At December 31, 1997, the Company (as herein defined) was the owner of the largest number of Embassy Suites hotels in the world.
      Unless otherwise described in the applicable Prospectus Supplement, FelCor will (i) contribute all of the net proceeds from the sale of Common Stock, Common Stock Warrants, Preferred Stock and Depositary Shares offered hereby to FelCor LP in exchange for comparable units of partnership interest (“Units”) and (ii) loan all of the net proceeds from the sale of Debt Securities offered hereby to FelCor LP. The specific terms of the Units to be so issued by FelCor LP and of any such loan to FelCor LP, to the extent such terms are not described herein, will be set forth in the Prospectus Supplement relating to such offering. Unless otherwise indicated, all references herein to the business and assets of the “Company” refer to FelCor, FelCor LP and their respective subsidiaries, collectively.
      To enable FelCor to satisfy certain requirements for qualification as a REIT, neither FelCor nor FelCor LP can operate the hotels in which they invest. Accordingly, the Company leases the Current Hotels (and expects to lease additional hotels) to DJONT Operations, L.L.C., or a subsidiary thereof (“Lessee”), pursuant to leases providing for the payment of rent based primarily upon the suite revenues of such hotels (“Percentage Leases”). The Lessee pays rent to the Company under the Percentage Leases and, in addition, enters into franchise agreements (where applicable) and engages independent, unaffiliated third party professional managers to operate the hotels. Under the Percentage Leases, the Lessee is required to pay all franchise fees, management fees and other operating expenses of the hotels leased by it. All of the voting interests in the Lessee (constituting a 50% equity interest) are owned beneficially by Hervey A. Feldman and Thomas J. Corcoran, Jr., who are directors and executive officers of FelCor, and the non-voting interests (constituting the remaining 50% equity interest) are owned beneficially by the children of Charles N. Mathewson, a major initial investor in the Company and a director of FelCor. Messrs. Feldman and Corcoran, together with other executive officers and directors of FelCor, beneficially owned an aggregate of approximately 3.9% of the Common Stock and limited partner Units outstanding at December 31, 1997.
      FelCor was formed as a Delaware corporation on May 16, 1994 and was reincorporated as a Maryland corporation on June 23, 1995, primarily to eliminate the franchise tax liability it incurred as a Delaware corporation. The reincorporation did not result in any change in the business, properties or management of FelCor. FelCor’s executive offices are located at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062 and its telephone number is (972) 444-4900.

RISK FACTORS
      In addition to the other information contained in, or incorporated by reference into, this Prospectus and in any Prospectus Supplement, prospective investors should carefully consider the following factors in evaluating an investment in the Securities offered hereby.
Risks of Leverage; Floating Rate Debt; Inability to Retain Earnings
      At December 31, 1997, the Company’s outstanding indebtedness was approximately $478.7 million, including approximately $136.0 million under the Line of Credit (as herein defined) which bears interest at floating rates. Since the Company intends to continue to acquire additional hotels, and FelCor must distribute annually at least 95% of its taxable net income to maintain its REIT status, the Company may borrow additional funds to make investments or distributions. The Board of Directors of FelCor (“Board of Directors”) has the discretion to permit the Company to incur debt, subject to the current policy of the Board of Directors limiting indebtedness to not more than 40% of the Company’s investment in hotel properties, at cost, on a consolidated basis, after giving effect to the Company’s use of proceeds from any indebtedness. The Company has obtained the Line of Credit to provide, as necessary, funds for investments in additional hotel properties, working capital and cash to make distributions. The Company’s use of the Line of Credit for working capital, distributions and general corporate purposes is limited to 10% of the amount available thereunder. The majority of the Company’s floating rate debt bears interest at LIBOR (5.656% at December 31, 1997) plus an amount between 0.45% and 1.5%.
      There can be no assurance that the Company will be able to meet its present or future debt service obligations and, to the extent that it cannot, it risks the loss of certain of its assets to foreclosure. Changes in economic conditions could result in higher interest rates which could increase debt service requirements on the Company’s floating rate debt. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.
      In order to qualify as a REIT, FelCor generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, FelCor is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. FelCor intends to continue to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. FelCor’s income consists primarily of its share of the income of FelCor LP, and FelCor’s cash available for distribution consists primarily of its share of cash distributions from FelCor LP. Differences in timing between taxable income and cash available for distribution due to the seasonality of the hospitality industry could require the Company to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. In such a case, the Company also would be required to borrow funds to make payments of principal and interest on Indebtedness.
Dependence on Lessee’s Hotel Operations
      The Company’s revenues consist primarily of lease revenue under the Percentage Leases. The obligations of the Lessee under the Percentage Leases are unsecured. The Lessee’s only assets are cash, receivables, inventory, supplies and prepaid expenses needed in the operation of the Current Hotels, the franchise licenses for the Current Hotels, its rights and benefits under the Percentage Leases and the management contracts relating to such hotels and, subject to certain limitations, its right to borrow on a subordinated basis an aggregate of up to approximately $16.1 million from its equity owners, partners and managers of certain hotels. At December 31, 1997, the Lessee had a deficit in total shareholders’ equity of approximately $9.1 million. Consequently, both the Company and the Lessee are substantially dependent upon the operations of the Current Hotels. See “— Hotel Industry Risks.”
Conflicts of Interest
      Mr. Feldman and Mr. Corcoran, who are officers and directors of FelCor, are also officers and managers of the Lessee. All of the voting interests in the Lessee (constituting a 50% equity interest) are beneficially owned by Messrs. Feldman and Corcoran, and the non-voting interests (constituting the remaining 50% equity interest) are owned beneficially by the children of Mr. Mathewson, a major initial investor in the Company and a director of FelCor.
  General
      Because of the direct and indirect ownership interests of Messrs. Feldman, Corcoran and Mathewson in, and their positions with, the Company and the Lessee, there are inherent conflicts of interest in connection with the Company’s purchase of the Initial Hotels (as herein defined), in which such persons held an interest, and in the ongoing lease and operation of the Company’s hotels. Accordingly, the interests of the Company’s equity owners may not have been, and in the future may not be, solely reflected in all decisions made or actions taken by such officers and directors. In an effort to address one of the primary continuing conflicts, Messrs. Feldman and Corcoran have entered into an agreement with the Company to utilize any amounts distributed to them from the Lessee, in excess of their tax liability for the earnings of the Lessee, to purchase from the Company additional shares of Common Stock (or Units) at the then current market price.
  No Arms-Length Bargaining on Percentage Leases
      The terms of the Percentage Leases were not negotiated on an arms-length basis and, accordingly, may not reflect fair market values or terms. Management of the Company believes, however, that the terms of such agreements are fair to the Company and are upon terms as favorable to the Company as could be obtained from a financially responsible unrelated third party. The lease payments under the Percentage Leases have been, and will be, calculated with reference to historical financial data and the projected operating and financial performance of the hotels. The terms of the Percentage Leases are believed by management of the Company to be typical of provisions found in other leases entered into in similar transactions. The Percentage Lease terms are approved by FelCor’s “Independent Directors,” being those directors who are not officers or employees of FelCor or affiliates of any subsidiary or lessee thereof. The Company does not own any interest in the Lessee. All of the voting Class A membership interest in the Lessee (representing a 50% equity interest) is owned beneficially by Messrs. Feldman and Corcoran and all of the non-voting Class B membership interest in the Lessee (representing the remaining 50% equity interest) is held by RGC Leasing, Inc., a Nevada corporation owned by the children of Mr. Mathewson, a major initial investor in the Company and a director of FelCor. As a result, such persons may have a conflict of interest with the Company in the performance of their management services to the Company in connection with the Percentage Leases.
  Adverse Tax Consequences to Certain Affiliates on a Sale of Initial Hotels
      Certain affiliates of the Company may have unrealized gain in their investments in the six hotels acquired by the Company at its inception on July 28, 1994 (the “Initial Hotels”). A subsequent sale of such hotels by the Company, although not restricted by agreement, may cause adverse tax consequences to such persons. Therefore, the interests of the Company and certain of its affiliates, including Messrs. Feldman, Corcoran and Mathewson, could be different in connection with the disposition of any of such hotels. However, decisions with respect to the disposition of all hotel properties in which the Company invests will be made by a majority of the Board of Directors, which majority must include a majority of the Independent Directors when the disposition involves any of the Initial Hotels.

Restrictive Debt Covenants
      The terms of the Line of Credit and the Senior Note Indenture (as herein defined) contain certain restrictive covenants, including, among others, covenants which may prohibit or significantly restrict the ability of the Company, to incur indebtedness, make investments, engage in transactions with shareholders and affiliates, incur liens, create restrictions on the ability of certain subsidiaries to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of such entities. In addition, the Company is required under the Line of Credit to maintain certain specified financial ratios. There can be no assurance that the Company will be able to maintain such ratios or that such covenants will not adversely affect the Company’s ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. The breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Line of Credit or the Senior Note Indenture. In the event of any such default, all amounts borrowed under the Line of Credit or the Senior Note Indenture, together with accrued interest, could be declared to be due and payable. If the Indebtedness under the Line of Credit or the Senior Note Indenture were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such Indebtedness in full.
Hotel Industry Risks
  Operating Risks
      The Company’s hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, intense competition from other hotels; over-building in the hotel industry which has adversely affected occupancy, average daily rate (“ADR”) and revenue per available room or suite (“RevPAR”) in the past; increases in operating costs due to inflation and other factors, which increases have not always been, and may not necessarily in the future be, offset by increased suite/room rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. Such factors could adversely affect the Lessee’s ability to make lease payments and, consequently, the Company’s ability to make any required payments of principal and interest on indebtedness. Further, annual adjustments to the base rent and the thresholds for computation of percentage rent, based upon a formula taking into account changes in the U.S. Consumer Price Index (“CPI”), would (in the absence of offsetting increases in suite revenue and in the event of any decrease in suite revenues) result in decreased revenues to the Company under the Percentage Leases and decreased amounts available for required payments of principal and interest on indebtedness.
  Competition
      Competition for Guests; Operations. The hotel industry is highly competitive. Each of the Company’s hotels experiences competition primarily from other upscale hotels in its immediate vicinity, but also competes with other hotel properties in its geographic market. Some of the competitors of the Company’s hotels have substantially greater marketing and financial resources than the Company and the Lessee. A number of additional hotel rooms are in development, have been announced or have recently been completed in a number of the Company’s markets, and additional hotel rooms may be developed in the future. Such additional hotel rooms could have an adverse effect on the revenues of the Company’s hotels in such markets.
      Competition for Acquisitions. The Company may be competing for investment opportunities with entities which have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company prudently can manage. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

  Seasonality of Hotel Business
      The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. Through diversity in the geographic location and in the primary customer base of the Company’s hotels, the Company may be able to lessen, but not eliminate, the effects of seasonality. Accordingly, seasonality can be expected to cause quarterly fluctuations in the Company’s lease revenue, to the extent it receives percentage rent.
  Investment Concentration in Single Industry
      The Company’s current strategy is to acquire interests exclusively in hotel properties. The Company will not seek to invest in assets selected to reduce the risks associated with investments in the hotel industry, and will be subject to risks inherent in concentrating investments in a single industry. Therefore, the adverse effect on the Company’s lease revenue and amounts available for required payments of principal and interest on indebtedness and to make distributions to shareholders resulting from a downturn in the hotel industry will be more pronounced than if the Company had diversified its investments outside of the hotel industry. In addition, the Current Hotels are concentrated in the Upper Upscale category of the hotel industry (as published by Smith Travel Research), particularly the all-suite segments therein.
  Emphasis on Embassy Suites Hotels; Market Concentration
      Fifty-two of the Company’s 73 Current Hotels are operated under the Embassy Suites brand. Accordingly, the Company is subject to risks inherent in concentrating the Company’s investments in the Embassy Suites brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company’s lease revenues and amounts available for required payments of principal and interest on indebtedness and to make distributions to shareholders.
      The Current Hotels are located in 27 states; however, almost one-half of such hotels are located in three states, with 11 hotels located in each of Florida and California and nine hotels located in Texas. Therefore, adverse events or conditions which affect those areas particularly (such as natural disasters or adverse changes in local economic conditions) could have a more pronounced negative impact on the operations of the Company and amounts available for required payments of principal and interest on indebtedness and for distributions to shareholders than events affecting other areas.
Risks of Operating Hotels Under Franchise Agreements
      At December 31, 1997, 52 of the Current Hotels were being operated under the Embassy Suites brand. Of the 21 remaining Current Hotels, 13 are operated as Doubletree Guest Suites hotels, under management contracts with Doubletree, seven are operated as Sheraton hotels, under management contracts with Sheraton, and one is, and may continue to be, operated under a franchise license as a Hilton Suites hotel. No assurance can be provided that the Company will not be required to make and fund significant additional improvements to the Current Hotels in the future to obtain or maintain its franchise licenses. Failure to complete improvements, when required, in a manner satisfactory to the franchisor could result in the failure to issue, or the cancellation, of one or more franchise licenses. In addition, the Company may desire to operate additional hotels acquired by it under franchise licenses from Promus or another franchisor, and such franchisors may require that significant capital expenditures be made to such additional hotels as a condition of granting such franchise licenses.
      The continuation of franchise licenses for the Current Hotels is subject to the maintenance of specified operating standards and other terms and conditions. Promus periodically inspects its licensed properties to confirm adherence to its maintenance and operating standards. Under each Percentage Lease, the Company is obligated, among other things, to pay the costs of maintaining the structural elements of each hotel and to set aside as a reserve 4% of hotel suite revenues per month, on a cumulative basis, and to fund from the reserve or from other sources capital expenditures (subject to approval by the Board of Directors) for the periodic replacement or refurbishment of furniture, fixtures and equipment required for the retention of such franchise licenses. During the period from the closing of FelCor’s initial public offering to December 31, 1997, the Company made, and in the future may be obligated or deem it advisable to make, capital investments in the Current Hotels in excess of 4% of the suite revenues thereof. Should the Company be required or elect to do so in the future, such investments may necessitate the use of borrowed funds or the reduction of distributions. The Lessee is responsible for routine maintenance and repair expenditures with respect to the Current Hotels. The failure to maintain the standards or adhere to the other terms and conditions of the Embassy Suites or other franchise licenses could result in the loss or cancellation of such franchise licenses. It is possible that a franchisor could condition the continuation of a franchise license upon the completion of substantial capital improvements, which the Board of Directors may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse, in which event the Company will be obligated to indemnify the Lessee against any loss or liability incurred by it as a consequence of such decision. In any case, if a franchise is terminated, the Company and the Lessee may seek to obtain a suitable replacement franchise, or to operate the affected hotel independent of a franchise license. The loss of any franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by such license because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a number of the franchise licenses for the Current Hotels could have a material adverse effect on the Company’s revenues under the Percentage Leases and the Company’s cash available to make required payments of principal and interest on indebtedness and to make distributions to its equity owners.
Operational Risks of Rapid Growth
      The Company’s acquisition of interests in 60 hotels between late 1995 and December 31, 1997, has resulted in a substantial increase in the number and geographic dispersion of the hotels owned by the Company and leased to the Lessee. As a result, FelCor has added five senior management personnel as well as additional accounting and administrative personnel between mid-1995 and December 31, 1997. To the extent FelCor is unable to retain or hire experienced personnel to manage the Company’s business and assets, its operations could be adversely affected. Continued growth may result in increased demands upon, or additions to, FelCor’s staff. The increased demand upon the time of such employees, particularly if additional qualified staff cannot be obtained, could adversely affect the operations and revenues of the Company.
Constraints on Acquisitions and Improvements
      The Company intends to continue to pursue its current growth strategy, which includes acquiring and improving hotel properties. There is a risk that the Company will not have access to sufficient equity or debt capital to pursue its acquisition strategies indefinitely. The Company generally cannot retain cash generated by operating activities. To qualify as a REIT, FelCor must distribute at least 95% of its net taxable income annually. The Company has a $550 million line of credit (“Line of Credit”) which, as of December 31, 1997, had approximately $304.6 million available thereunder. The Board of Directors has adopted a policy to limit the Company’s indebtedness to 40% of its investment in hotel properties, at cost. The terms of the Line of Credit impose the same limitation upon the Company. Since the Company generally cannot retain earnings and the term and amount available under the Company’s Line of Credit are limited, the Company’s ability to continue to make hotel acquisitions following the expiration or utilization of such facility will depend primarily on its ability to obtain additional private or public equity or debt financing. There can be no assurance that such financing will be available to make future investments.
Tax Risks
  Failure to Qualify as a REIT
      FelCor operates, and will continue to operate, so as to qualify as a REIT for federal income tax purposes. However, FelCor has not requested, and does not expect to request, a ruling from the Internal

Revenue Service (“Service”) that it qualifies as a REIT. Furthermore, the continued qualification of FelCor as a REIT will depend on FelCor’s continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to its shareholders. See “Federal Income Tax Considerations — Taxation of the Company.”
      If FelCor were to fail to qualify as a REIT in any taxable year, it would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended (“Code”), FelCor also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for required payments of principal and interest on indebtedness and to make distributions to shareholders would be reduced for each of the years involved. Although FelCor operates in a manner designed to allow it to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of a majority of the shareholders, to revoke the REIT election. See “Federal Income Tax Considerations.”
  REIT Minimum Distribution Requirements
      In order to qualify for the tax benefits accorded to REITs under the Code, FelCor generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, FelCor is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. To the extent that FelCor elects to retain and pay income tax on its net capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.
      FelCor intends to continue to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. FelCor’s income consists primarily of its share of the income of FelCor LP, and FelCor’s cash available for distribution consists primarily of its share of cash distributions from FelCor LP. Differences in timing between taxable income and cash available for distribution due to the seasonality of the hospitality industry could require FelCor, through FelCor LP, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable return of capital, or a combination thereof. FelCor provides, and will continue to provide, its shareholders with an annual statement as to its designation of the taxability of distributions.
      Distributions by FelCor will be determined by its Board of Directors and will be dependent on a number of factors, including the amount of the Company’s cash available for distribution, the Company’s financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Company’s capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See “Federal Income Tax Considerations — Requirements for Qualification — Distribution Requirements.”

Failure of FelCor LP to be Classified as a Partnership for Federal Income Tax Purposes; Impact on REIT Status
      The Company believes that FelCor LP (and its subsidiaries) is classified as a partnership for federal income tax purposes. If the Service were to challenge successfully the tax status of FelCor LP as a partnership for federal income tax purposes, FelCor LP would be taxable as a corporation. In such event, FelCor would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate tax on FelCor LP would substantially reduce the amount of cash available for distribution to FelCor and its shareholders.
Effect of Market Interest Rates on Price of Capital Stock
      One of the factors that may influence the price of FelCor’s Common Stock and any Preferred Stock or Depositary Shares in public trading markets is the annual yield from distributions by FelCor on the Common Stock and any Preferred Stock, as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of FelCor’s Common Stock and any Preferred Stock or Depositary Shares.
Reliance on Key Personnel and Board of Directors
      Shareholders have no right or power to take part in the management of the Company except through the exercise of voting rights on certain specified matters. The Board of Directors is responsible for managing the Company. The Company’s future success, including particularly the implementation of the Company’s acquisition growth strategy, is substantially dependent on the active participation of Messrs. Feldman and Corcoran. The loss of the services of both of these individuals could have a material adverse effect on the Company.
Real Estate Investment Risks
      The Company’s investments are subject to varying degrees of risk generally incident to the ownership of real property, including, in addition to the risks discussed below, adverse changes in general or local economic conditions, zoning laws, traffic patterns and neighborhood characteristics, tax rates, governmental rules and fiscal policies, and by civil unrest, acts of war, and other adverse factors which are beyond the control of the Company.
  Illiquidity of Real Estate
      Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited. Also, no assurances can be given that the market value of any of the Current Hotels will not decrease in the future. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price realized in any disposition will recoup or exceed the amount of the Company’s investment therein.
  Uninsured and Underinsured Losses
      Each of the Current Hotels is covered by comprehensive policies of insurance, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained by owners of real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Eleven of the Current Hotels are located in California, which is subject to relatively higher seismic risks. Although each of such hotels was constructed under the more recent and stringent post-1984 building codes that were intended to reduce the likelihood or extent of damage from seismic activity, no assurance can be given that an earthquake would not cause substantial damage and losses. Additionally, 16 of the Current Hotels are located in the coastal areas of Florida, Georgia, Louisiana, South Carolina or Texas and may, therefore, be particularly susceptible to potential damage from hurricanes or high-wind activity. The Company presently maintains and intends to continue to maintain earthquake insurance on each of the Current Hotels located in California and wind damage insurance on such Florida, Georgia, Louisiana, South Carolina and Texas hotels, to the extent practicable. The Board of Directors may exercise discretion in determining amounts, coverage limits and the deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the

Company’s investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company’s lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.
  Environmental Matters
      Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Liability also may extend to persons holding a security interest in the property, under certain limited circumstances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner’s ability to dispose of such property, to fully utilize such property without restriction or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of hazardous or toxic substances, including the release of asbestos-containing materials (“ACMs”) into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with such releases, including exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the ownership of the Current Hotels and any subsequently acquired hotels, the Company may be potentially liable for such costs. The cost of defending against claims of liability, of compliance with environmental regulatory requirements or of remediating a contaminated property could materially adversely affect the business, assets or results of operations of the Company and, consequently, amounts available for required payments of principal and interest on indebtedness and to make distributions to the Company’s equity owners.
      Phase I environmental audits from independent environmental engineers were obtained with respect to each of the Current Hotels prior to the acquisition thereof by the Company. The principal purpose of Phase I audits is to identify indications of potential environmental contamination for which the Current Hotels may be responsible and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I audits of the Current Hotels were designed to meet the requirements of the then current industry standards governing Phase I audits, and consistent with those requirements, none of the audits involved testing of groundwater, soil or air.
      Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the Current Hotels’ complete compliance status. Similarly, the audits did not involve comprehensive analysis of potential off-site liability. The Phase I audit reports have not revealed any environmental liability that management believes would have a material adverse effect on the Company’s business, assets or results of operations, nor is the Company aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware.

  Compliance with Americans with Disabilities Act
      Under the Americans with Disabilities Act of 1990 (“ADA”), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While management of FelCor believes that, based upon an examination thereof and consultation with professionals, the Current Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. If the Company were required to make substantial modifications at the Current Hotels to comply with the ADA, the Company’s ability to make required payments of principal and interest on indebtedness and to make distributions to its equity owners could be adversely affected.
  Increases in Property Taxes
      Each Current Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company’s ability to make required payments of principal and interest on indebtedness and to make distributions to its equity owners could be adversely affected.
Ownership Limitation
      In order for FelCor to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year. For the purpose of preserving FelCor’s REIT qualification, FelCor’s articles of incorporation, as amended and restated (“Charter”), prohibit ownership (taking into account applicable constructive ownership provisions of the Code) of more than 9.9% of the number of outstanding shares of any class of FelCor’s capital stock by any person (“Ownership Limit”), and, subject to certain exceptions, prohibits any transfer that would result in (i) any person owning shares in excess of the Ownership Limit, (ii) FelCor’s shares being beneficially owned by fewer than 100 persons (determined without reference to any constructive ownership rules), (iii) FelCor being “closely held” within the meaning of the Code or otherwise failing to qualify as a REIT under the Code, or (iv) FelCor owning, actually and constructively under the applicable constructive ownership provisions of the Code, 10% or more of the ownership interests in any tenant or subtenant of FelCor’s property. Any attempted transfer of shares that would violate any one or more of such prohibitions will be void and of no force or effect whatsoever with respect to any shares in excess of such limits (and, in the case of the prohibition against FelCor having fewer than 100 shareholders, will be entirely void), and the attempted transferee will not acquire any right or interest in such excess shares. FelCor may take any lawful action deemed necessary or advisable to ensure compliance with the Ownership Limit provisions and to preserve its status as a REIT, including without limitation refusing to recognize or record any prohibited transfer.
      Should any person at any time hold any shares in violation of the Ownership Limit (other than a violation of the requirement that a REIT have at least 100 shareholders), then that number of shares in excess of the number such person could hold without violating the Ownership Limit will be immediately designated as “Shares-in-Trust” and transferred automatically and by operation of law to, and be held in, a trust for the benefit of such beneficiaries as may be designated by the trustee of such trust (which trustee shall be designated by FelCor and be a person that is unaffiliated with FelCor or any prohibited owner). The trustee will be entitled to receive all distributions on, and to exercise all voting rights of, any Shares-in-Trust. The record holder of any shares so designated as Shares-in-Trust and transferred to a trustee shall have no right or interest in such shares or trust, except the right (upon satisfaction of certain conditions) to receive from the proceeds of sale of such shares to a qualified person or entity an amount equal to the lesser of (i) the amount paid therefor by such record holder (if acquired by him for value), or the market price of such shares determined as provided in the Charter (if acquired by him otherwise than for value), and (ii) the amount received by the trustee from the sale of such Shares-in-Trust.

      FelCor or its designee may elect, within specified time limits, to purchase from the trustee any Shares-in-Trust at the lesser of (a) the amount to which the record holder would be entitled pursuant to clause (i) of the immediately preceding paragraph or (b) the market price of such shares, determined as provided in the Charter, on the date of its election to purchase such shares. Accordingly, the record holder of any shares that are designated as Shares-in-Trust may experience a financial loss if the price at which such shares are sold to a qualified person or entity, or FelCor, is less than that paid by such record holder therefor. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer” and “Federal Income Tax Considerations — Requirements for Qualification.”
Limitation on Acquisition and Change in Control
  Ownership Limit
      The Ownership Limit, which provides that no person may own more than 9.9% in value of the number of outstanding shares of any class of stock of FelCor, may have the effect of precluding an acquisition of control of FelCor by a third party without the approval of the Board of Directors, even if such change of control were to be in the shareholders’ interests.
  Staggered Board
      The Board of Directors of FelCor has three classes of directors. The terms of FelCor’s current directors expire in 1998, 1999 and 2000, respectively. Directors for each class are elected for a three-year term upon the expiration of the term of that class. The staggered terms of directors may affect the shareholders’ ability to change control of FelCor even if such a change in control were to be in the shareholders’ interests. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer.”
  Authority to Issue Preferred Stock
      The Charter authorizes the Board of Directors to issue up to 10,000,000 shares of Preferred Stock, in one or more series, and to establish the relative preferences and rights of any series of Preferred Stock so issued. FelCor has issued and outstanding 6,050,000 shares of its $1.95 Series A Cumulative, Convertible Preferred Stock (“Series A Preferred Stock”), with an additional 3,950,000 shares of Preferred Stock available for future issuance. The issuance of such Preferred Stock could have the effect of delaying or preventing a change in control of FelCor even if such a change in control were to be in the shareholders’ interests.
  Maryland Anti-Takeover Statutes
      As a Maryland corporation, FelCor is subject to various legislative acts set forth under the Maryland General Corporation Law (“MGCL”), including (i) the Maryland Business Combination Statute, which imposes certain restrictions upon, and mandates that certain procedures be followed in connection with, certain takeovers and business combinations, and (ii) the Maryland Control Share Statute, which denies voting rights with respect to shares acquired in certain transactions involving the acquisition of one-fifth or more of the voting control of the subject company. Although FelCor’s Charter contains a provision exempting any and all acquisitions from the provisions of the Maryland Control Share Statute, if such provision is subsequently amended or eliminated, it may deter any shareholder from acquiring any substantial amount of the outstanding stock of FelCor. In addition, to the extent that the foregoing statutes discourage or make more difficult a proxy contest or the assumption of control by a holder of a substantial block of FelCor’s stock, they could increase the likelihood that incumbent directors of FelCor would retain their positions, and may also have the effect of discouraging a tender offer or other attempts to obtain control of FelCor even though such attempts might be beneficial to FelCor and its shareholders. See “Certain Charter, Bylaw and Statutory Provisions — Maryland Anti-Takeover Statutes.”

Impact of the Year 2000 Issue
      The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer program that has date-sensitive software may recognize a date using “00” as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company has recently assessed its internal computer systems and believes that the current systems used will properly utilize dates beyond December 31, 1999. The Company has been informed that companies that manage the hotels owned by the Company are in the process of studying the Year 2000 issue, including inquiries of their vendors. Upon the completion of the management companies’ study, which is expected in late 1998, the Company will determine the extent to which the Company is vulnerable to third parties’ failure to remediate their own Year 2000 issues and the costs associated with resolving this issue.

USE OF PROCEEDS
      Unless otherwise described in the applicable Prospectus Supplement, FelCor will (i) contribute all of the net proceeds from the sale of Common Stock, Common Stock Warrants, Preferred Stock and Depositary Shares offered hereby to FelCor LP in exchange for comparable Units and (ii) loan all of the net proceeds from the sale of Debt Securities offered hereby to FelCor LP. FelCor LP expects to use such net proceeds for various purposes, which may include the acquisition of additional hotel assets, the repayment of outstanding indebtedness, the improvement and/or expansion of one or more of its hotel properties or for working capital purposes. Pending such uses, the net proceeds of any offering of Securities may be invested in short-term, investment grade securities or instruments, interest-bearing bank accounts, certificates of deposit, mortgage participations or similar securities, to the extent consistent with FelCor’s qualification as a REIT, FelCor’s Charter, and the Company’s agreements with its lenders.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth the Company’s ratios of earnings to fixed charges and of earnings to fixed charges and preferred stock dividends for the periods indicated:

	Year Ended
	December 31,

	1995	1996	1997

Ratio of Earnings to Fixed Charges	8.6x	5.3x	3.3x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	8.6x	3.1x	2.4x
      For purposes of computing this ratio, earnings have been calculated by adding income from continuing operations plus fixed charges and minority interest, and deducting capitalized interest. Fixed charges consist of interest (including capitalized interest) and amortization of deferred financing costs. Preferred stock dividends represent the amount required to meet the dividend requirements of the Series A Preferred Stock, which was initially issued in May 1996.
DISTRIBUTION POLICY
      In order to qualify for the tax benefits accorded to REITs under the Code, FelCor must distribute to its shareholders at least 95% of its annual net taxable income (which does not include net capital gains). While future distributions paid by FelCor will be at the discretion of the Board of Directors and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, and such other factors as the Board of Directors deem relevant, it is the present intention of FelCor to pay regular quarterly distributions.
DESCRIPTION OF DEBT SECURITIES
General
      The Debt Securities will be direct unsecured obligations of FelCor. The Debt Securities will be issued under one or more indentures (“Indentures”), each dated as of a date prior to the issuance of the Debt Securities to which it relates, in each case between FelCor and a trustee (“Trustee”) meeting the requirements of the Trust Indenture Act of 1939, as amended (“TIA”), and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Indentures will be subject to and governed by the TIA.
      At December 31, 1997, the total outstanding debt of the Company was $478.7 million, all of which was unsubordinated indebtedness, including $175 million of 7 3/8% Senior Notes Due 2004 and $125 million of 7 5/8% Senior Notes Due 2007 (collectively, “Senior Notes”) issued by FelCor LP pursuant to an Indenture dated as of October 1, 1997 (“Senior Notes Indenture”). Of such outstanding debt, $17.0 million was secured debt.
      The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the description of such Debt Securities contained in the applicable Prospectus Supplement and to the Indentures relating to such Debt Securities.
      Capitalized terms used, but not defined, under this caption shall have the meanings assigned to them in the applicable Indentures.
Terms
      The indebtedness represented by the Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of FelCor. The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.
      Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by FelCor or as set forth in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time, and, unless otherwise provided in the applicable Prospectus Supplement, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for the issuance of additional Debt Securities of such series.
      Each Indenture will designate one or more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is trustee under the applicable Indenture.
      The following summaries set forth certain general terms and provisions of the Debt Securities and the Indentures. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

(1) The title of such Debt Securities and whether such Debt Securities are senior securities or subordinated securities;

(2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

(3) The price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock, Preferred Stock or Debt Securities of another series, or the method by which any such portion shall be determined;

(4) If convertible, the terms on which such Debt Securities are convertible into Common Stock, Preferred Stock or Debt Securities of another series, including the terms and conditions upon which such conversion will be effected, the initial conversion price or rate, the conversion period or periods and any applicable limitations on the ownership or transferability of any Common Stock or Preferred Stock receivable on conversion;

(5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

(6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

(7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the date or dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(8) The place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon FelCor in respect of such Debt Securities and the applicable Indenture may be served;

(9) The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at the option of FelCor;

(10) The obligation, if any, of FelCor to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

(11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(12) Whether the amount of payments of principal of (premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;

(13) Whether such Debt Securities will be issued in certificated and/or book-entry form and, if so, the identity of the depository for such Debt Securities;

(14) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(15) The applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof;

(16) Whether and under what circumstances FelCor will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether FelCor will have the option to redeem such Debt Securities in lieu of making such payment;

(17) Any deletions from, modifications of or additions to the events of default or covenants of FelCor, to the extent different from those described herein or set forth in the applicable Indenture with respect to such Debt Securities, and any change in the right of any Trustee or any of the holders to declare the principal amount of any such Debt Securities due and payable; and

(18) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.
      If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof (“Original Issue Discount Securities”). In such cases, any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.
      Except as may be set forth in any Prospectus Supplement, the Debt Securities and Indentures will not prohibit, restrict, or require FelCor to obtain the consent of the holders of any Debt Securities, or to redeem or permit holders to cause a redemption of Debt Securities, in the event of, (i) a consolidation, merger, sale of assets or other similar transaction that may adversely affect the creditworthiness of FelCor or the successor or combined entity, (ii) a change in control of FelCor or (iii) the incurrence of unsecured debt, whether or not in a highly leveraged transaction, involving FelCor whether or not involving a change in control. Accordingly, the holders of the Debt Securities would not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving FelCor that may adversely affect the holders of the Debt Securities. The existing protective covenants applicable to the Debt Securities would continue to apply to FelCor in the event of a leveraged buyout initiated or supported by FelCor, the management of FelCor, or any affiliate of FelCor or its management, but may not prevent such a transaction from taking place. Restrictions set forth in FelCor’s Charter with respect to the ownership and transfer of Common Stock and Preferred Stock, which are designed to preserve FelCor’s status as a REIT, may also act to prevent or hinder a change of control. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer.” Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of FelCor that are described below, including any addition of a covenant or other provision providing event risk or similar protection.
      If any Debt Securities are to be offered that provide for the optional redemption, prepayment or conversion of such Debt Securities upon the occurrence of the events described in the foregoing paragraph, the Prospectus Supplement relating to such Debt Securities will provide information with respect to the following:

(a) the effects that such provisions may have in deterring certain mergers, tender offers or other takeover attempts, as well as any possible adverse effect on the market price of FelCor’s securities or FelCor’s ability to obtain additional financing in the future as a result of such provisions;

(b) certain specific risk factors associated with the occurrence of the specified events, including, if applicable, that the occurrence of such events may give rise to cross-defaults on other indebtedness such that the payment on the Debt Securities may be effectively subordinated, that there may be no assurance that sufficient funds will be available at the time of the occurrence of an event to make any required repurchases and that there may be limitations on FelCor’s financial or legal ability to repurchase the Debt Securities upon the occurrence of an event requiring such a repurchase or offer to repurchase;

(c) FelCor’s compliance, if necessary, with the requirements of Rule 13e-4 and Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with any repurchase of such Debt Securities;

(d) the impact, if any, under the Indenture of the failure to make the required repurchase, including whether, and under what circumstances, such failure would be an event of default under the Indenture; and

(e) if the Debt Securities are to be subordinated to other obligations of FelCor that would be accelerated upon the occurrence of one of the specified events, the material effects of such an acceleration upon the specified events and the Debt Securities.
In addition, the Indenture under which any such Debt Securities will be issued will contain, and the applicable Prospectus Supplement will include, if applicable, a definition of “change in control” for purposes of such Debt Securities, including sufficient information to enable a holder of Debt Securities to determine when a change in control has occurred.
Denomination, Registration and Transfer
      Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.
      Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by FelCor for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by FelCor for such purpose. Debt Securities surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but FelCor may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by FelCor with respect to any series of Debt Securities, FelCor may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that FelCor will be required to maintain a transfer agent in each place of payment for such series. FelCor may at any time designate additional transfer agents with respect to any series of Debt Securities.
      Neither FelCor nor any Trustee or transfer agent shall be required (i) to issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any Debt Securities that may be selected for redemption and ending at the close of business on the date of such mailing; (ii) to register the transfer of or exchange any Debt Securities, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Securities being redeemed in part; or (iii) to issue, register the transfer of or exchange any Debt Securities that have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.
Merger, Consolidation or Sale of Assets
      The Indentures will provide that FelCor may, without the consent of the holders of any outstanding Debt Securities, lease all or any portion of its assets to the Lessee, or any other entity, to the extent required to maintain FelCor’s status as a REIT, and neither the Lessee nor any such other entity shall be required to assume any obligation or liability of FelCor with respect to the Debt Securities. In addition, the Indentures are expected to provide that FelCor may, without the consent of the holders of any outstanding Debt Securities, otherwise sell, transfer or convey all or substantially all of its assets to, or consolidate with or merge with or into, any other entity; provided that (a) either FelCor shall be the continuing entity, or the successor entity (if other than FelCor) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and assumes FelCor’s obligations to pay principal of (premium, if any) and interest, if any, on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of FelCor or any subsidiary as a result thereof as having been incurred by FelCor or such subsidiary at the time of such transaction, no event of default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers’ certificate and legal opinion covering such conditions shall be delivered to each Trustee.
Certain Covenants
      Existence. Except as permitted under “— Merger, Consolidation or Sale of Assets,” the Indentures will require FelCor to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.
      Maintenance of Properties. The Indentures will require FelCor to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment, and will make or cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of FelCor may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that FelCor and its subsidiaries shall not be prevented from selling, leasing or otherwise disposing of their properties for value in the ordinary course of business.
      Limitations on Liens. The Indenture will provide that FelCor may not, nor may it permit any subsidiary to, issue, assume or guarantee evidences of indebtedness for money borrowed which are secured by any mortgage, security interest, pledge or lien (“mortgage”) of or upon any principal property or of or upon any shares of stock or evidences of indebtedness for borrowed money issued by any subsidiary that owns principal property and owned by FelCor or any subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing that the principal amount of the Debt Securities from time to time outstanding shall be secured equally and ratably by (or at the option of FelCor, prior to) such mortgage, except that this restriction will not apply to (i) mortgages for taxes or other governmental charges either not yet delinquent or the nonpayment of which is being contested in good faith by appropriate proceedings; mortgages comprising landlord’s liens or liens of carriers, warehousemen, mechanics or materialmen incurred in the ordinary course of business for sums not yet due and payable or which are being contested in good faith by appropriate proceedings; and any other mortgages incurred or created in the ordinary course of business not arising in connection with indebtedness that do not materially impair the use or value of the assets of FelCor and its subsidiaries; (ii) mortgages existing on the date of the Indenture; (iii) mortgages on any property existing at the time of its acquisition; (iv) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with, or disposes of substantially all its properties (or those of a division) to, FelCor or a subsidiary; (v) mortgages on property of a corporation, shares of capital stock or debt of any corporation existing at the time such corporation first becomes a subsidiary; (vi) mortgages securing indebtedness of a subsidiary to FelCor or to another subsidiary; (vii) mortgages to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property if the commitment to extend the credit secured by any such mortgage is obtained within 12 months after the later of the completion or the placing in operation of the acquired, constructed, developed or substantially repaired, altered or improved property; (viii) mortgages securing current indebtedness; (ix) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in clauses (i) through (viii), provided, however, that the principal amount of indebtedness secured thereby and not otherwise authorized by said clauses (i) to (viii), inclusive, shall not exceed the principal amount of indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement; (x) mortgages in favor of the United States or any State thereof, or any department, agency or instrumentality or political subdivision of the United States or any State thereof, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (xi) mortgages arising out of a final judgment for the payment of money aggregating not in excess of $10,000,000 or mortgages related to any legal proceeding being contested in good faith by appropriate proceedings, provided that the enforcement of any lien has been stayed; and (xii) easements or similar encumbrances, the existence of which do not materially impair the use of the property subject thereto. However, FelCor or any subsidiary may issue, assume or guarantee indebtedness secured by mortgages which would otherwise be subject to the foregoing restriction in an aggregate amount which, together with all other such indebtedness outstanding does not at the time exceed the limitations set forth in FelCor’s Charter.
      Additional Covenants. Any additional covenants of FelCor with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.
Events of Default, Notice and Waiver
      The Indenture will provide that if an Event of Default shall have occurred and be continuing with respect to a series of Debt Securities or if certain indebtedness in excess of $25,000,000 for money borrowed by FelCor shall have been accelerated, then either the Trustee or the holders of not less than 25% in outstanding principal amount of the Debt Securities of such series may declare to be due and payable immediately the principal amount of such Debt Securities, together with interest, if any, accrued thereon.
      Under the Indenture, an Event of Default with respect to each series of Debt Securities will be any one of the following events: (a) default for 30 days in payment of any interest due with respect to any Debt Security of such series; (b) default in payment of principal of any Debt Security of such series when due; (c) default for 90 days after notice to FelCor by the Trustee or by holders of not less than 25% in principal amount of the Debt Securities then outstanding of such series in the performance of any other covenant for the benefit of such Debt Securities of such series; and (d) certain events of bankruptcy, insolvency and reorganization.
      The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to a series of Debt Securities, give to the holders of the Debt Securities of such series notice of such default known to it, unless cured or waived; provided that, except in the case of default in the payment of principal or interest, if any, in respect of any of the Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series. The term “default” for the purpose of this provision means any event which is, or after notice or lapse of time, or both, would become, an Event of Default.
      The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the holders of the Debt Securities of such series before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in outstanding principal amount of the Debt Securities of such series may, subject to certain exceptions, on behalf of the holders of the Debt Securities of such series direct the time, method and place of conducting proceedings for remedies available to the Trustee, or exercising any trust or power conferred on the Trustee.
      The Indenture includes a covenant that FelCor will file annually with the Trustee a certificate of no default, or specifying any default that exists.
      In certain cases, the holders of a majority in outstanding principal amount of the Debt Securities of a given series may on behalf of the holders of the Debt Securities of such series rescind a declaration of acceleration or waive, as to the Debt Securities of such series, any past default or Event of Default relating to the Debt Securities of such series, except a default not theretofore cured in payment of the principal of or interest, if any, on any of such Debt Securities of such series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each Debt Security of such series.
No Personal Liability of Directors, Officers, Employees or Stockholders
      No director, officer, employee or stockholder of FelCor, as such, shall have any liability for any obligations of FelCor under any Debt Securities, under any Indenture relating thereto or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities by accepting the same, waives and releases all such liability. This waiver and release is part of the consideration for the issuance of such Debt Securities. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Modification of the Indenture
      Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each of the Debt Securities affected thereby, (a) change the stated maturity of any installment of the principal of (premium, if any) or interest, if any, on any such Debt Securities; (b) reduce the principal amount of, the amount of any premium payable on the redemption of, or the rate or amount of any interest on, any such Debt Securities, or reduce the amount of principal of any Original Issue Discount Securities that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Securities; (c) change the place of payment, or the coin or currency, for payment of principal of (premium, if any) or interest on any such Debt Securities; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Securities; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holders of such Debt Securities.
      The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by FelCor with certain affirmative or restrictive covenants of the applicable Indenture.
      Modifications and amendments of an Indenture will be permitted to be made by FelCor and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to FelCor, and the assumption by any such successor of the covenants of FelCor herein and in the Securities; (ii) to add to the covenants of FelCor, for the benefit of the holders of the Securities of any one or more series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power herein conferred upon FelCor; (iii) to add any additional Events of Default for the benefit of the holders of all or any series of Securities (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are expressly being included solely for the benefit of such series); (iv) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form; (v) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action shall not adversely affect the interests of the holders of the Securities of any series in any material respect; (vi) to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under TIA, or under any similar federal statute hereafter enacted, and to add to this Indenture such other provisions as may be expressly permitted by TIA, excluding, however, the provisions referred to in Section 316(a)(2) of TIA or any corresponding provision in any similar federal statute hereafter enacted; (vii) to provide for the issuance under this Indenture of Securities in the form only of an entry or entries in the Security Register and without delivery thereof in any form (including all appropriate notification and publication and other provisions), and to provide for exchangeability of such Securities with the Securities of the same series issued hereunder; (viii) to set forth the forms and terms (including, without limitation, additional covenants and changes in or eliminations of covenants previously set forth in this Indenture) of any one or more series of Securities not previously issued; (ix) to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities, provided, however, that any such addition, change or elimination shall become effective only when there is no Security outstanding of any series authorized prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; (x) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee; or (xi) to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities; provided, however, that any such action shall not adversely affect the interests of the holders of Securities of such series or any other series of Securities in any material respect.
      The Indentures will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Securities that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any Debt Securities denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined as of the issue date of such Debt Securities, of the principal amount thereof (or, in the case of an Original Issue Discount Securities, the U.S. dollar equivalent on the issue date of such Debt Securities of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to such Indenture, and (iv) Debt Securities owned by FelCor or any other obligor upon the Debt Securities or any affiliate of FelCor or of such other obligor shall be disregarded.
      The Indentures will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by FelCor or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each of the Debt Securities affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt

Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.
      Notwithstanding the foregoing provisions, the Indentures will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that such Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or by the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture and (iii) any such action may be taken by the written consent, without a meeting, of the holders of the requisite percentage in principal amount of the outstanding Debt Securities.
Defeasance
      FelCor will be discharged from any and all obligations in respect of Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and hold monies for payment in trust and to pay the principal of and interest, if any, on Debt Securities), upon the irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and interest, if any, in respect of Debt Securities of such series on the dates on which such payments are due in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if establishment of the trust would not cause any Debt Securities of such series listed on any nationally recognized securities exchange to be de-listed as a result thereof. Also, such establishment of such a trust will be conditioned on the delivery by FelCor to the Trustee of an Opinion of Counsel (who may be counsel to FelCor) to the effect that, based upon applicable U.S. federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of Debt Securities of such series.
      FelCor may also omit to comply with the restrictive covenants described under “Limitation on Liens” above (together with certain other covenants set forth in the Indenture) and any such omission shall not be an Event of Default with respect to Debt Securities of a series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and interest in respect of the Debt Securities of such series on the dates on which such payments are due in accordance with the terms of the Indenture and such Debt Securities. The obligations of FelCor under the Indenture and such Debt Securities other than with respect to such covenants shall remain in full force and effect. Such a trust may only be established if establishment of the trust would not cause any Debt Securities of such series listed on any nationally recognized securities exchange to be de-listed as a result thereof. Also, such establishment of such a trust will be conditioned on the delivery by FelCor to the Trustee of an Opinion of Counsel (who may be counsel to FelCor) to the effect that such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of Debt Securities of such series.
      In the event FelCor exercises its option to omit compliance with certain covenants as described in the preceding paragraph with respect to Debt Securities of a series and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, then the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on such Debt

Securities at the time of the acceleration resulting from such Event of Default. FelCor shall in any event remain liable for such payments as provided in such Debt Securities.
      The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.
Conversion Rights
      The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock, Preferred Stock or Debt Securities of another series will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into shares of Common Stock, Preferred Stock or Debt Securities of another series, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or FelCor, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining FelCor’s REIT status.
Payment
      Unless otherwise specified in the applicable Prospectus Supplement, the principal of (premium, if any) and interest, if any, on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of FelCor, payments of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.
      All moneys paid by FelCor to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Securities which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to FelCor, and the holder of such Debt Securities thereafter may look only to FelCor for the payment thereof.
Global Securities
      Each series of Debt Securities may be represented by one or more global securities (collectively with respect to each series, a “Global Security”) registered in the name of The Depository Trust Company (the “Depository”). Except as set forth below, a Global Security may be transferred in whole and not in part, only to the Depository or another nominee of the Depository or to a successor of the Depository or its nominee.
      Upon the issuance of a Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with the Depository or its nominee (“Participants”). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to Participants’ interests) and such Participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Security.
      So long as the Depository, or its nominee, is the registered holder and owner of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Security.
      Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise all rights of a holder of Debt Securities of a series under the Indenture or such Global Security. FelCor understands that under existing industry practice, in the event FelCor requests any action of holders of Debt Securities of a series or an owner of a beneficial interest in a Global Security desires to take any action that the Depository, as the holder of such Global Security, is entitled to take, the Depository would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. The Prospectus Supplement relating to any Global Security will disclose the terms under which any Depository may or shall take any action permitted or required to be taken by it as the owner and holder of record of any such Global Security.
      Payment of principal and interest on notes represented by a Global Security will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of such Global Security.
      FelCor expects that the Depository, upon receipt of any payment of principal or interest, will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Security as shown in the records of the Depository. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such Participants. FelCor and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Security owned through such Participants.
      Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depository to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository, or to a successor of the Depository or its nominee.
      Debt Securities represented by a Global Security will be exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depository notifies FelCor that it is unwilling or unable to continue as Depository for such Global Security or the Depository ceases to be a clearing agency registered under the Exchange Act, (ii) FelCor executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable and such transfers shall be registrable or (iii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities evidenced by such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities issuable in authorized denominations and registered in such names as the Depository shall direct and an owner of a beneficial interest in a Global Security will be entitled to physical delivery of such Security in definitive form. Subject to the forgoing, a Global Security is not exchangeable except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depository or its nominee.
      The Depository has advised FelCor as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among the Participants, thereby eliminating the need for physical delivery of securities and certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Participants, either directly or indirectly (“Indirect Participants”). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or Indirect Participants. The rules applicable to the Depository and the Participants are on file with the SEC. The Depository currently accepts only notes denominated and payable in U.S. dollars.
DESCRIPTION OF PREFERRED STOCK
General
      Under the Charter, FelCor has authority to issue up to 10,000,000 shares of Preferred Stock, of which 6,050,000 shares designated as the Series A Preferred Stock were outstanding as of the date of this Prospectus. Accordingly, up to 3,950,000 additional shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors thereof, subject to the rights of the holders of the outstanding Series A Preferred Stock. See “Description of Series A Preferred Stock.” Prior to the classification of unissued shares of a series, the Board of Directors is required by the MGCL and FelCor’s Charter to file Articles Supplementary with the Maryland Department of Assessments and Taxation which fix for each series, subject to the Ownership Limitation Provisions (as hereinafter defined) of FelCor’s Charter, the designation, voting powers, set or change preferences, conversion or limitations as to other rights, dividends, qualifications or the terms and conditions of redemption, of the series, as are permitted by Maryland law (a “Articles Supplementary”). The Preferred Stock, when issued, will be fully paid and nonassessable and will have no preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of delaying or preventing a change of control or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.
Terms
      The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of FelCor’s Charter (including the applicable Articles Supplementary) and its bylaws, as amended and restated (“Bylaws”). See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions.”
      Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including, without limitation:

(1) The title and stated value of such Preferred Stock;

(2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

(5) The provision for a sinking fund, if any, for such Preferred Stock;

(6) The provisions for redemption, if applicable, of such Preferred Stock;

(7) Any listing of such Preferred Stock on any securities exchange;

(8) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, Preferred Stock of another series or Debt Securities, including the conversion price (or manner of calculation thereof);

(9) A discussion of certain federal income tax considerations relevant to a holder of such Preferred Stock;

(10) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of FelCor;

(11) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of FelCor;

(12) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of FelCor as a REIT; and

(13) Any other specific terms, preferences, rights, qualifications, limitations or restrictions applicable to such Preferred Stock.
Ranking
      Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of FelCor, rank (i) senior to all classes or series of Common Stock of FelCor, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of FelCor; (ii) on a parity with all equity securities issued by FelCor the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of FelCor; and (iii) junior to all equity securities issued by FelCor the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of FelCor. The term “equity securities” does not include convertible debt securities.
Dividends
      Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of FelCor, out of assets of FelCor legally available for the payment thereof, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of FelCor on such record dates as shall be fixed by the Board of Directors of FelCor.
      Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of FelCor fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and FelCor will have no obligation to declare or pay the dividend accrued for such period, whether or not dividends on such series are declared and paid on any future dividend payment date.
      If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of FelCor of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series, for any period, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Preferred Stock of such series.
      When dividends are not paid in full (or a sum sufficient for the full payment thereof is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and of each other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of any series which may be in arrears.
      Unless all dividends then required to be paid on Preferred Stock of any series shall have been or contemporaneously are so declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, no dividends or other distributions (other than in shares of Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, upon the Common Stock or any other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, nor shall any shares of Common Stock or any other shares of capital stock of FelCor ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys to be paid to or made available for a sinking fund for the redemption of any such stock) by FelCor (except by conversion into or exchange for other capital stock of FelCor ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent FelCor from the purchase or other acquisition of any of its capital stock for the purpose of preserving its status as a REIT.
      Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.
Redemption
      If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of FelCor subject to the restrictions set forth in MGCL, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.
      The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by FelCor in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of FelCor, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of FelCor pursuant to conversion provisions specified in the applicable Prospectus Supplement.
      Notwithstanding the foregoing, unless all dividends then required to be paid on Preferred Stock of any series shall have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, (i) no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; and (ii) provided, however, that the foregoing shall not prevent FelCor from the purchase or acquisition of any Preferred Stock of such series which is made pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series or made for the purpose of preserving FelCor’s status as a REIT. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) FelCor shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of FelCor ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of FelCor or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.
      If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by FelCor and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or in any other equitable manner determined by FelCor that will not result in a violation of the Ownership Limitation Provisions of FelCor’s Charter.
      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of FelCor. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder’s conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by FelCor in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed to be outstanding and all rights of the holders of such shares of Preferred Stock will terminate, except the right to receive the redemption price.
Liquidation Preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of FelCor, then, before any distribution or payment shall be made to the holders of any Common Stock or any other capital stock of FelCor ranking junior to the Preferred Stock of any series in the distribution of assets upon any liquidation, dissolution or winding up of FelCor, the holders of each series of Preferred Stock shall be entitled to receive, out of assets of FelCor legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of FelCor. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of FelCor are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other capital stock of FelCor ranking on a parity with the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of FelCor, then the holders of the Preferred Stock and all of such other capital stock shall share ratably in any such distribution of assets, in direct proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
      If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of FelCor shall be distributed among the holders of any other shares of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up of FelCor, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of FelCor with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of FelCor, shall not be deemed to constitute a liquidation, dissolution or winding up of FelCor.
Voting Rights
      Holders of the Preferred Stock will not have any voting rights, except (i) as set forth below, (ii) as from time to time required by law or (iii) as expressly provided in the Articles Supplementary for any series of Preferred Stock and described in the applicable Prospectus Supplement.
      Unless otherwise expressly provided in the Articles Supplementary for any series of Preferred Stock and described in the applicable Prospectus Supplement, so long as any shares of Preferred Stock of a series remain outstanding, FelCor will not, without the affirmative vote of the holders of at least two-thirds of the shares of such series of Preferred Stock outstanding (such series voting separately as a class), amend, alter or repeal the provisions of the Articles Supplementary for such series of Preferred Stock, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged (whether or not as a consequence of such Event FelCor is the surviving entity), the occurrence of any such Event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of such series of Preferred Stock or the holders thereof; and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case whether ranking senior to, on a parity with or junior to the Preferred Stock of such series with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of FelCor, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.
      The foregoing voting provisions will not apply if, at or prior to the time when the Event with respect to which such vote otherwise would be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.
Conversion Rights
      The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock, Preferred Stock of another series or Debt Securities will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock or Preferred Stock of another series or the amount of Debt Securities into which shares of such series of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or

FelCor, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.
Restrictions on Ownership and Transfers
      The Preferred Stock, including the Series A Preferred Stock, is subject to certain restrictions upon the ownership and transfer thereof which were adopted for the purpose of enabling FelCor to preserve its status as a REIT. For a description of such restrictions, see “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer.”
Transfer Agent
      The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.
DESCRIPTION OF SERIES A PREFERRED STOCK
      The summary of certain terms and provisions of the Series A Preferred Stock set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of FelCor’s Charter (including the Articles Supplementary to the Charter setting forth the particular terms of the Series A Preferred Stock (“Series A Amendment”)), and Bylaws.
      No series of Preferred Stock (other than the Series A Preferred Stock) have been designated or issued. The Preferred Stock may be issued from time to time in one or more series, without shareholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall be established by the Board of Directors. See “Description of the Preferred Stock.” Thus, without shareholder approval, FelCor could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Common Stock and Series A Preferred Stock.
General
      In April 1996, the Board of Directors authorized FelCor to classify and issue the Series A Preferred Stock as part of the 10,000,000 shares of FelCor’s authorized Preferred Stock.
      The outstanding Series A Preferred Stock is validly issued, fully paid and nonassessable. The holders of the Series A Preferred Stock have no preemptive rights with respect to any shares of capital stock of FelCor or any other securities of FelCor convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Stock is not subject to any sinking fund or other obligation of FelCor to redeem or retire the Series A Preferred Stock. Unless converted or redeemed by FelCor into shares of Common Stock, the Series A Preferred Stock will have a perpetual term, with no maturity.
Ranking
      The Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.
      While any shares of Series A Preferred Stock are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock and all other shares of Voting Preferred Stock, voting as a single class. However, FelCor may create additional classes of stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking junior to or on a parity with the Series A Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series A Preferred Stock. See “— Voting Rights” below.

Dividends
      Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of FelCor, out of funds of FelCor legally available for payment, cash distributions declared or paid for the corresponding period payable in an amount per share equal to the greater of $0.4875 per quarter (equivalent to $1.95 per annum) or the cash dividends (determined as of the record date for each of the respective quarterly dividend payment dates referred to below) on the number of shares of Common Stock, or portion thereof, into which a share of Series A Preferred Stock is then convertible. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the last calendar day of January, April, July and October of each year, commencing July 31, 1996 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend is payable to holders of record as they appear on the stock records of FelCor at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of FelCor. Dividends will be cumulative, whether or not in any dividend period or periods there shall be funds of FelCor legally available for the payment of such dividends. Accumulations of dividends on shares of Series A Preferred Stock will not bear interest. Dividends payable on the Series A Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.
      Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as herein defined) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series A Preferred Stock for all prior dividend periods and the then current dividend period. If accrued dividends on the Series A Preferred Stock and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series A Preferred Stock and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series A Preferred Stock and such Parity Stock.
      Unless all dividends then required to be paid on the Series A Preferred Stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, FelCor will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as herein defined) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock, through a sinking fund or otherwise. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.
      As used herein, (i) the term “dividend” does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term “Junior Stock” means the Common Stock, and any other class of capital stock of FelCor now or hereafter issued and outstanding that ranks junior to the Series A Preferred Stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up of FelCor and (iii) the term “Parity Stock” means any other class or series of capital stock of FelCor now or hereafter issued and outstanding that ranks equally with the Series A Preferred Stock as to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.
Redemption
      Shares of Series A Preferred Stock are not redeemable by FelCor prior to April 30, 2001. On and after April 30, 2001, the shares of Series A Preferred Stock will be redeemable, in whole or in part, at the option of FelCor, for (i) such number of shares of Common Stock as are issuable at a conversion rate of 0.7752 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain circumstances, or (ii) cash in an amount equal to the aggregate market value (determined as of the date of the notice of redemption) of such number of shares of Common Stock as specified by FelCor in the notice of redemption. FelCor may exercise this redemption option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange (“NYSE”) equals or exceeds the Conversion Price (as defined in the Series A Amendment) per share, subject to adjustment in certain circumstances. In order to exercise its redemption option, FelCor must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have been met.
      Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series A Preferred Stock not more than four business days after FelCor issues the press release. The redemption date will be a date selected by FelCor not less than 30 nor more than 60 days after the date on which FelCor issues the press release announcing its intention to redeem the Series A Preferred Stock. If fewer than all of the shares of Series A Preferred Stock are to be redeemed, the shares shall be selected by lot or pro rata or in some other equitable manner determined by FelCor.
      On the redemption date, FelCor must pay on each share of Series A Preferred Stock to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series A Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares prior to such dividend payment date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series A Preferred Stock called for redemption or on the shares of Common Stock issuable upon such redemption.
      Unless all dividends then required to be paid on the Series A Preferred Stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the Series A Preferred Stock may not be redeemed in whole or in part and FelCor may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series A Preferred Stock. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.
      On and after the date fixed for redemption, provided that FelCor has made available at the office of the registrar and transfer agent a sufficient number of shares of Common Stock and/or an amount of cash to effect the redemption, dividends will cease to accrue on the Series A Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series A Preferred Stock on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares of Series A Preferred Stock shall cease, except for the right to receive the shares of Common Stock and/or any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series A Preferred Stock (unless FelCor defaults in the delivery of the shares of Common Stock or cash) will be, without any further action, (i) deemed a holder of the number of shares of Common Stock for which such Series A Preferred Stock is redeemable or (ii) be entitled to receive the cash amount applicable to such shares.
      Fractional shares of Common Stock are not to be issued upon redemption of the Series A Preferred Stock, but, in lieu thereof, FelCor will pay a cash adjustment based on the current market price of the Common Stock on the day prior to the redemption date.
Liquidation Preference
      The holders of shares of Series A Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, $25.00 per share of Series A Preferred Stock plus an amount per share of Series A Preferred Stock equal to all dividends

(whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (“Liquidation Preference”), and no more.
      Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of FelCor. If, upon any liquidation, dissolution or winding up of FelCor, the assets of FelCor, or proceeds thereof, distributable among the holders of the shares of Series A Preferred Stock and any Parity Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series A Preferred Stock and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such shares of Series A Preferred Stock and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of FelCor with another corporation, a statutory share exchange by FelCor nor a sale, lease or transfer of all or substantially all of FelCor’s assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of FelCor.
Voting Rights
      Except as indicated below, or except as otherwise from time to time required by applicable Maryland law, the holders of shares of Series A Preferred Stock have no voting rights.
      If six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of FelCor will be increased by two and the holders of shares of Series A Preferred Stock and any such other Parity Stock, voting together as a single class (“Voting Preferred Shares”), will have the right to elect two additional directors to serve on FelCor’s Board of Directors at an annual meeting of shareholders or a properly called special meeting of the holders of the Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends, together with the dividends for the current quarterly period, on the Voting Preferred Shares have been paid or declared and set aside for payment.
      The approval of two-thirds of the outstanding shares of Series A Preferred Stock and any Parity Stock similarly affected, voting together as a single class, is required in order to amend the Series A Amendment to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Stock and such Parity Stock, or to amend the Charter to authorize, create or increase the authorized amount of any class of stock having rights senior to the Series A Preferred Stock and such Parity Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of FelCor. However, FelCor may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of Series A Preferred Stock.
      Except as required by law, the holders of Series A Preferred Stock are not entitled to vote on any merger or consolidation involving FelCor or a sale, lease or transfer of all or substantially all of the assets of FelCor. See “— Conversion Price Adjustments” below.
Conversion Rights
      Shares of Series A Preferred Stock are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of Common Stock at a conversion price of $32.25 per share of Common Stock (equivalent to a conversion rate of 0.7752 shares of Common Stock for each share of Series A Preferred Stock), subject to adjustment as described below (“— Conversion Price Adjustments”). The right to convert shares of Series A Preferred Stock called for redemption will terminate at the close of business on such redemption date. For information as to notices of redemption, see “— Redemption” above.

      Conversion of shares of Series A Preferred Stock, or a specified portion thereof, may be effected by delivering a certificate or certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificate or certificates to FelCor or in blank, to the office or agency to be maintained by FelCor for that purpose. Initially such office will be the principal corporate trust office of SunTrust Bank, Atlanta located in Atlanta, Georgia.
      Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series A Preferred Stock shall have been surrendered and notice shall have been received by FelCor as aforesaid (and if applicable, payment of an amount equal to the dividend payable on such shares shall have been received by FelCor as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.
      Holders of shares of Series A Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, shares of Series A Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance by FelCor of a notice of redemption providing for a redemption date during such period, which shares will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series A Preferred Stock on a dividend payment record date who (or whose transferee) tenders any such shares for conversion into shares of Common Stock on such dividend payment date will receive the dividend payable by FelCor on such shares of Series A Preferred Stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series A Preferred Stock for conversion. Except as provided above, FelCor will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.
      Fractional shares of Common Stock are not to be issued upon conversion but, in lieu thereof, FelCor will pay a cash adjustment based on the current market price of the Common Stock on the day prior to the conversion date.
Conversion Price Adjustments
      The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in Common Stock of FelCor, (ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the fair market value per share of Common Stock, (iii) subdivisions, combinations and reclassifications of Common Stock and (iv) distributions to all holders of Common Stock of evidences of indebtedness of FelCor or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above for which an adjustment previously has been made and excluding Permitted Common Stock Cash Distributions (as herein defined), and cash dividends which result in a payment of an equal cash dividend to the holders of the Series A Preferred Stock). “Permitted Common Stock Cash Distributions” means cash dividends and distributions paid with respect to the Common Stock after December 31, 1995 not in excess of the sum of FelCor’s cumulative undistributed net earnings at December 31, 1995, plus the cumulative amount of funds from operations, as determined by the Board of Directors on a basis consistent with the financial reporting practices of FelCor, after December 31, 1995, minus the cumulative amount of dividends accrued or paid on the Series A Preferred Stock or any other class of Preferred Stock after January 1, 1996. In addition to the foregoing adjustments, FelCor will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock, or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

      In case FelCor shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the shares of Common Stock or sale of all or substantially all of FelCor’s assets), in each case as a result of which shares of Common Stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series A Preferred Stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of Common Stock into which one share of Series A Preferred Stock was convertible immediately prior to such transaction (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). FelCor may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.
      No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.
Exchange Listing
      The Series A Preferred Stock is listed on the NYSE under the symbol “FCHpA”.
Transfer Agent
      The transfer agent and registrar for the Series A Preferred Stock is SunTrust Bank, Atlanta, Georgia.
DESCRIPTION OF DEPOSITARY SHARES
General
      FelCor may issue receipts (“Depositary Receipts”) to evidence Depositary Shares, each of which Depositary Shares will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a “Deposit Agreement”) among FelCor, the depositary named therein (a “Preferred Stock Depositary”) and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each holder of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).
      The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by FelCor to a Preferred Stock Depositary, FelCor will cause such Preferred Stock Depositary to issue, on behalf of FelCor, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipts to be issued thereunder are summaries, do not purport to be complete and are subject to, and qualified in their entirety by reference to such documents. Copies of the applicable Deposit Agreement and Depositary Receipt may be obtained from FelCor upon request.
Dividends and Other Distributions
      A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received by it in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary

Receipts held by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.
      In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of FelCor, sell such property and distribute the net proceeds from such sale to such holders.
      No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.
Withdrawal of Stock
      Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), subject to the terms of the Deposit Agreement, the holders thereof will be entitled to delivery at such office, to or upon each such holder’s order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. FelCor does not presently expect that there will be any public trading market for Preferred Stock (other than the Series A Preferred Stock) withdrawn from such Preferred Stock Depository.
Redemption of Depositary Shares
      Whenever FelCor redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided FelCor shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by FelCor that preserves the REIT status of FelCor.
      From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.
Voting of the Preferred Stock
      Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder’s Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and FelCor will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.
Liquidation Preference
      In the event of the liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.
Conversion of Preferred Stock
      The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of FelCor. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct FelCor to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of FelCor or other shares of stock, and FelCor will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by FelCor equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.
Amendment and Termination of a Deposit Agreement
      Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between FelCor and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

      A Deposit Agreement will be permitted to be terminated by FelCor upon not less than 30 days’ prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve FelCor’s status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. FelCor will agree that if a Deposit Agreement is terminated to preserve FelCor’s status as a REIT, then FelCor will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into stock of FelCor not so represented by Depositary Shares.
Charges of a Preferred Stock Depositary
      FelCor will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, FelCor will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.
Resignation and Removal of Depositary
      A Preferred Stock Depositary will be permitted to resign at any time by delivering to FelCor notice of its election to do so, and FelCor will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.
Miscellaneous
      A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from FelCor which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.
      Neither a Preferred Stock Depositary nor FelCor will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control,performing its obligations under a Deposit Agreement. The obligations of FelCor and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither FelCor nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. FelCor and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

      In the event a Preferred Stock Depositary shall receive conflicting claims,requests or instructions from any holders of Depositary Receipts, on the one hand, and FelCor on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from FelCor.
DESCRIPTION OF COMMON STOCK
      The description of FelCor’s Common Stock set forth below describes certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of FelCor or upon the exercise of Common Stock Warrants issued by FelCor. The following description does not purport to be complete and is qualified in its entirety by reference to FelCor’s Charter and Bylaws. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions.”
General
      Under the Charter, FelCor has authority to issue up to 100,000,000 shares of Common Stock. Under Maryland law, stockholders generally are not responsible for the corporation’s debts or obligations. At December 31, 1997, FelCor had outstanding 36,596,214 shares of Common Stock.
Terms
      Subject to the preferential rights of any series of Preferred Stock outstanding, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including in the election of directors. FelCor’s Charter does not provide for cumulative voting in the election of directors. Except as otherwise required by law or provided in a Articles Supplementary relating to Preferred Stock of any series, the holders of Common Stock exclusively possess all voting power. See “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions.”
      Subject to any preferential rights of any series of Preferred Stock outstanding, the holders of Common Stock are entitled to such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor and, upon liquidation, are entitled to receive, pro rata, all assets of FelCor available for distribution to such holders. All shares of Common Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.
Restrictions on Ownership and Transfer
      The Common Stock is subject to certain restrictions upon the ownership and transfer thereof which were adopted for the purpose of enabling FelCor to preserve its status as a REIT. For a description of such restrictions and the Maryland Anti-Takeover Statutes, see “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer” and “— Maryland Anti-Takeover Statutes.”
Exchange Listing
      FelCor Common Stock is listed on the NYSE under the symbol “FCH”.
Transfer Agent
      The transfer agent and registrar for the Common Stock is SunTrust Bank, Atlanta, Georgia.
DESCRIPTION OF COMMON STOCK WARRANTS
      The following description of Common Stock Warrants does not purport to be complete and is qualified in its entirety by reference to the description of a particular series of Common Stock Warrants contained in an applicable Prospectus Supplement. For information relating to the Common Stock which may be purchased pursuant to Common Stock Warrants, see “Description of Common Stock.”
      FelCor may issue one or more series of Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants of any series may be issued independently of, or together with, any Securities offered pursuant to any Prospectus Supplement. If offered together with other Securities, Common Stock Warrants may be attached to, or separate from, such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each a “Warrant Agreement”) to be entered into between FelCor and the holder of such Common Stock Warrants or, if the holders are expected to be numerous, a warrant agent identified in the applicable Prospectus Supplement (“Warrant Agent”). Any Warrant Agent, if engaged, will act solely as an agent of FelCor in connection with the Common Stock Warrants of the series specified in the Warrant Agreement relating thereto and such Warrant Agent will not assume any relationship or obligation of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. Further terms of the Common Stock Warrants and the related Warrant Agreements will be set forth in the applicable Prospectus Supplement.
      The Common Stock Warrants will be subject to certain restrictions upon the exercise, ownership and transfer thereof which were adopted for the purpose of enabling FelCor to preserve its status as a REIT. For a description of such restrictions and the Maryland Anti-Takeover Statutes, see “Certain Charter, Bylaw and Statutory Provisions — Charter and Bylaw Provisions — Restrictions on Ownership and Transfer” and “— Maryland Anti-Takeover Statutes.
CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS
Charter and Bylaw Provisions
  Restrictions on Ownership and Transfer
      For FelCor to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, not more than 50% in value of FelCor’s outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and FelCor must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. See “Federal Income Tax Considerations — Requirements for Qualification.” For the purpose of preserving FelCor’s REIT qualification, FelCor’s Charter contains the Ownership Limitation Provisions, which restrict the ownership and transfer of FelCor’s capital stock under certain circumstances.
      The “Ownership Limitation Provisions” provide that, subject to certain exceptions specified in the Charter, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 9.9% of the outstanding shares of any class of FelCor’s capital stock (the “Ownership Limit”). The Board of Directors may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize FelCor’s status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of FelCor. The Ownership Limitation Provisions will not apply if the Board of Directors and the holders of 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in the best interests of FelCor to attempt to qualify, or to continue to qualify, as a REIT.
      Any purported transfer of capital stock of FelCor and any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit, and the purported transferee (“Prohibited Transferee”) shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (“Prohibited Owner”) shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock of FelCor or any other event otherwise would cause FelCor to become “closely held” under the Code or otherwise fail to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 shareholders), then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. Also, if any purported transfer of capital stock of FelCor or any other event would otherwise cause FelCor to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in the Lessee or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.
      Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by FelCor (the “Beneficiary”). The trustee of the trust who shall be designated by FelCor and be unaffiliated with FelCor and any Prohibited Owner, will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by FelCor with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.
      Any purported transfer of capital stock of FelCor that would otherwise cause FelCor to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.
      All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.
      Every owner of more than 5% (or such lower percentage as may be required by the Code or Treasury Regulations) of the outstanding shares of capital stock of FelCor must file a written notice with FelCor containing the information specified in the Charter no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to FelCor in writing such information as FelCor may request in order to determine the effect, if any, of such shareholder’s actual and constructive ownership on FelCor’s status as a REIT and to ensure compliance with the Ownership Limit.
      The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of FelCor without approval of the Board of Directors.
  Staggered Board of Directors
      The Charter provides that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. FelCor believes, however, that the longer time required to elect a majority of the Board of Directors will help to ensure continuity and stability of FelCor’s management and policies.
      The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of FelCor’s stock or attempting to obtain control of FelCor, even though such an attempt might be beneficial to FelCor and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher price than might otherwise be the case.
  Number of Directors; Removal; Filling Vacancies
      The Charter and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors, provided, however, that in no event shall the number of directors be less than the minimum required by the MGCL. At all times a majority of the directors shall be Independent Directors, as defined by FelCor’s Charter, except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. As of December 31, 1997, there were seven directors, four of whom are Independent Directors. The holders of Common Stock shall be entitled to vote on the election or removal of directors, with each share entitled to one vote. The Charter provides that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum. Any director so elected may qualify as an Independent Director only if he has received the affirmative vote of at least a majority of the remaining Independent Directors, if any. Accordingly, the Board of Directors could temporarily prevent any holder of Common Stock from enlarging the Board of Directors and filling the new directorships with such shareholder’s own nominees. Any director so elected shall serve for the unexpired term of the class to which he is elected.
      A director may be removed with cause by the vote of the holders of a majority of the outstanding shares of Common Stock at a special meeting of the shareholders called for the purpose of removing him. Additionally, the Charter and the MGCL provide that if shareholders of any class of capital stock of FelCor are entitled separately to elect one or more directors, such directors may not be removed except by the affirmative vote of a majority of all of the shares of such class or series entitled to vote for such directors.
  Limitation of Liability
      The Charter provides that to the maximum extent that Maryland law in effect from time to time permits limitation of liability of directors and officers, no director or officer of FelCor shall be liable to FelCor or its shareholders for money damages.
  Indemnification of Directors and Officers
      The Charter and Bylaws require FelCor to indemnify its directors, officers, employees and agents to the fullest extent permitted from time to time by Maryland law. Maryland law permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses (including attorneys fees) actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the indemnified party actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. A director may not be indemnified if the proceeding was an action by or in the right of the corporation and the director was adjudged to be liable, or the proceeding involved a determination that the director received an improper personal benefit.
  Amendment
      Subject to the rights of any Preferred Stock outstanding from time to time (including the rights of the Series A Preferred Stock), the Charter may be amended by the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock entitled to vote on the matter after the directors have adopted a resolution proposing the amendment and submitted the resolution to the shareholders at either an annual or special meeting, with the shareholders voting as a class with one vote per share; provided, that the Charter provision providing for the classification of FelCor’s Board of Directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors and the affirmative vote of holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors voting as a class. The provisions relating to restrictions on transfer, designation of shares-in-trust, shares-in- trust and ownership of the Lessee may not be amended, altered, changed or repealed without the affirmative vote of a majority of the members of the Board of Directors and adopted by an affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of capital stock of FelCor entitled to vote generally in the election of directors, voting together as a class.
  Operations
      FelCor generally is prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause FelCor to fail to qualify as a REIT.
Maryland Anti-takeover Statutes
      Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares, (ii) an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation (an “Interested Shareholder”), or (iii) an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any “business combination” must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Shareholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s shareholders receive a minimum price (as defined under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are (i) with respect to specifically identified or unidentified existing or future Interested Shareholders, approved or exempted by the board of directors of the corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder, or (ii) if the original articles of incorporation of the corporation contain a provision expressly electing not to be governed by Section 3-602 of the MGCL or the shareholders of the corporation adopt a charter amendment by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together in a single group, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Shareholders. The Charter has exempted from these provisions of Maryland law, any business combination involving Mr. Feldman or Mr. Corcoran or any present or future affiliates, associates or other persons acting in concert or as a group with Mr. Feldman or Mr. Corcoran.
      Sections 3-701 et seq. of the MGCL (the “Control Share Statute”) provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiring person, or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by that person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. Voting rights will not be denied to “control shares” if the acquisition of such shares, as to specifically identified or unidentified future or existing shareholders or their affiliates, has been approved by the charter or bylaws of the corporation prior to the acquisition of such shares.
      A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.
      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
      The Maryland Control Share Statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation’s articles of incorporation or bylaws.
      The Charter and Bylaws contain a provision exempting any and all acquisitions of FelCor’s shares of capital stock from the control shares provision of Maryland law. There can be no assurance that this provision will not be amended or eliminated in the future. If the foregoing exemption in the bylaws is rescinded, the control share acquisition statute could have the effect of discouraging offers to acquire FelCor and of increasing the difficulty of consummating any such offer.
PARTNERSHIP AGREEMENT
      The following summary of the Partnership Agreement of FelCor LP (“Partnership Agreement”), and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus is a part.
Management
      FelCor LP is a Delaware limited partnership and was formed pursuant to the terms of the Partnership Agreement. Pursuant to the Partnership Agreement, FelCor, as the sole general partner of FelCor LP (“General Partner”), has full, exclusive and complete responsibility and discretion in the management and control of FelCor LP, and the limited partners of FelCor LP (“Limited Partners”) have no authority to transact business for, or participate in the management activities or decisions of, FelCor LP. However, any amendment to the Partnership Agreement that would (i) affect the Redemption Rights described under “— Redemption Rights” below, (ii) adversely affect the Limited Partners’ rights to receive cash distributions, (iii) alter FelCor LP’s allocations of income, or (iv) impose on the Limited Partners any obligations to make additional contributions to the capital of FelCor LP, requires the consent of Limited Partners holding at least a majority of the Units.
Transferability of Interests
      FelCor may not voluntarily withdraw from FelCor LP or transfer or assign its interest in FelCor LP unless the transaction in which such withdrawal or transfer occurs results in the Limited Partners receiving property in an amount equal to the amount they would have received had they exercised their Redemption Rights immediately prior to such transaction, or unless the successor to FelCor contributes substantially all of its assets to FelCor LP in return for an interest in FelCor LP. The Limited Partners may not transfer their interests in FelCor LP without the consent of FelCor, which FelCor may withhold in its sole discretion. FelCor may not consent to any transfer that would cause FelCor LP to be treated as a separate corporation for federal income tax purposes.
Capital Contributions
      FelCor and the original Limited Partners contributed cash and certain interests in FelCor’s six initial hotels to FelCor LP in connection with FelCor’s initial public offering of Common Stock in 1994 (“IPO”). Subsequently, FelCor LP issued additional Units in exchange for cash contributions from Promus and for interests in additional hotels. FelCor will contribute all of the net proceeds from the sale of capital stock to FelCor LP in exchange for additional Units having distribution, liquidation and conversion provisions substantially identical to the capital stock so offered by FelCor. As required by the Partnership Agreement, immediately prior to a capital contribution by FelCor, the Partners’ capital accounts and the Carrying Value (as that term is defined in FelCor LP Agreement) of FelCor LP property shall be adjusted to reflect the unrealized gain or unrealized loss attributable to FelCor LP property as if such items had actually been recognized immediately prior to such issuance and had been allocated to the Partners at such time.
      The Partnership Agreement provides that if FelCor LP requires additional funds at any time or from time to time in excess of funds available to FelCor LP from borrowing or capital contributions, FelCor may borrow such funds from a financial institution or other lender and lend such funds to FelCor LP on the same terms and conditions as are applicable to FelCor’s borrowing of such funds. As an alternative to borrowing funds required by FelCor LP, FelCor may contribute the amount of such required funds as an additional capital contribution to FelCor LP. If FelCor so contributes additional capital to FelCor LP, FelCor will receive additional Units.
Redemption Rights
      Pursuant to the Partnership Agreement, the Limited Partners are entitled to certain rights of redemption (“Redemption Rights”), which enable them to cause FelCor to redeem their interests in FelCor LP (subject to certain restrictions) in exchange for shares of Common Stock, cash or a combination thereof, at the election of FelCor. The Redemption Rights may not be exercised if the issuance of shares of Common Stock by FelCor, as General Partner, for any part of the interest in FelCor LP sought to be redeemed would (i) result in any person violating the Ownership Limit contained in FelCor’s Charter, (ii) cause FelCor to be “closely held” within the meaning of the Code, (iii) cause FelCor to be treated as owning 10% or more of the Lessee or any sublessee within the meaning of the Code, or (iv) otherwise cause FelCor to fail to qualify as a REIT. In any case, FelCor LP or FelCor (as the case may be) may elect, in its sole and absolute discretion, to pay the Redemption Amount in cash. The Redemption Rights may be exercised by the Limited Partners, in whole or in part (in either case, subject to the above restrictions), at any time or from time to time, following the satisfaction of any applicable holding period requirements. At December 31, 1997, the aggregate number of shares of Common Stock issuable upon exercise of the Redemption Rights by the Limited Partners was 2,899,510.

The number of shares issuable upon the exercise of the Redemption Rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the Limited Partners or the shareholders of FelCor.
Registration Rights
      The Limited Partners have, or will have, certain rights to the registration for resale of any shares of Common Stock held by them or received by them upon redemption of their Units. Such rights include piggyback rights and the right to include such shares in a registration statement. In connection therewith, FelCor has filed and caused to become effective a registration statement relating to the resale of shares issued upon redemption of certain outstanding Units. FelCor is required to bear the costs of such registration statements, exclusive of underwriting discounts, commissions and certain other costs attributable to, and to be borne by, the selling stockholders.
Tax Matters
      Pursuant to the Partnership Agreement, FelCor is the tax matters partner of FelCor LP and, as such, has authority to make tax elections under the Code on behalf of FelCor LP.
      Profit and loss of FelCor LP generally are allocated among the partners in accordance with their respective interests in FelCor LP based on the number of Units held by the partners.
Operations
      The Partnership Agreement requires that FelCor LP be operated in a manner that enables FelCor to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.
Distributions
      The Partnership Agreement provides that FelCor LP will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of FelCor LP’s property in connection with the liquidation of FelCor LP) quarterly, in amounts determined by FelCor in its sole discretion, to the partners in accordance with their respective percentage interests in FelCor LP. Upon liquidation of FelCor LP, after payment of, or adequate provision for, debts and obligations of FelCor LP, including any partner loans, any remaining assets of FelCor LP will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If any partner, including FelCor, has a negative balance in its capital account following a liquidation of FelCor LP, it will be obligated to contribute cash to FelCor LP equal to the negative balance in its capital account.
Term
      FelCor LP will continue until December 31, 2044, or until sooner dissolved upon (i) the bankruptcy, dissolution or withdrawal of FelCor as General Partner (unless the Limited Partners elect to continue FelCor LP), (ii) the sale or other disposition of all or substantially all the assets of FelCor LP, (iii) the redemption of all limited partnership interests in FelCor LP (other than those held by FelCor, if any), or (iv) the election by the General Partner.
FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of the material federal tax income tax considerations relevant to a prospective holder of Securities. The discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of Securities in light of its personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.
      Each prospective purchaser should consult his own tax advisor regarding the specific tax consequences of the purchase, ownership, and sale of the securities and of FelCor’s election to be taxed as a REIT, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale, and election, and of potential changes in applicable tax laws.
Taxation of the Company
      FelCor has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its initial taxable year ended December 31, 1994. FelCor currently is qualified as a REIT and intends to continue to operate in such manner, but no assurance can be given that FelCor will operate in a manner so as to remain qualified as a REIT.
      The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder (“Treasury Regulations”), and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.
      FelCor believes that it qualified to be taxed as a REIT for its taxable years ended December 31, 1994 through December 31, 1997, and that its organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended December 31, 1998 and in the future. Prior to issuing Securities, FelCor expects to obtain an opinion of Hunton & Williams, special tax counsel to FelCor, as to its REIT qualification. Continued qualification and taxation as a REIT depends upon FelCor’s ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. No assurance can be given that the actual results of FelCor’s operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see “— Failure to Qualify.”
      If FelCor continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is distributed currently to the shareholders. That treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, FelCor will be subject to federal income tax in the following circumstances. First, FelCor will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, FelCor may be subject to the “alternative minimum tax” on its undistributed items of tax preference. Third, if FelCor has (i) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if FelCor has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if FelCor should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which FelCor fails the 75% or 95% gross income test, multiplied by a fraction intended to reflect FelCor’s profitability. Sixth, if FelCor should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, FelCor would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that FelCor elects to retain and pay income tax on the net long-term capital gain it receives in a taxable year, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax. Seventh, if FelCor acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in FelCor’s hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and FelCor recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by FelCor, then to the extent of such asset’s “built-in gain” (i.e., the excess of the fair market value of such asset at the time of acquisition by FelCor over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of “built-in gain” assume that FelCor would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition. See “Proposed Tax Legislation.”
Requirements for Qualification
      The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (“5/50 Rule”); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. FelCor has issued and will issue sufficient stock in sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, FelCor’s Charter provides for restrictions regarding ownership and transfer of its outstanding stock that are intended to assist FelCor in continuing to satisfy the share ownership requirements described in (v) and (vi) above.
      For purposes of determining stock ownership under the 5/50 Rule, a (i) supplement unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual, and (ii) stock held by a trust that is a qualified trust under Code section 401(a) is treated as held by the trust’s beneficiaries in proportion to their actuarial interests in the pension trust for purposes of the 5/50 Rule.
      In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, FelCor’s proportionate share of the assets, liabilities and items of income of FelCor LP (and any lower tier partnership) will be treated as assets and gross income of FelCor for purposes of applying the requirements described herein.
  Income Tests
      In order for FelCor to maintain its qualification as a REIT, there are two requirements relating to FelCor’s gross income that must be satisfied annually. First, at least 75% of FelCor’s gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of FelCor’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. The specific application of these tests to FelCor is discussed below.
      Rents received by FelCor will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if FelCor, or an owner of 10% or more of FelCor, directly or constructively owns 10% or more of such tenant (a “Related Party Tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” FelCor generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from whom FelCor derives no revenue. The “independent contractor” requirement, however, does not apply to the extent the services provided by FelCor are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, the Company may furnish or render a de minimis amount of “noncustomary services” to the tenants of a hotel other than through an independent contractor as long as the amount that the Company receives that is attributable to such services does not exceed 1% of its total receipts from the hotel. For that purpose, the amount attributable to the Company’s noncustomary services will be at least equal to 150% of the Company’s cost of providing the services.
      Pursuant to the Percentage Leases, the Lessee leases from FelCor LP and the Subsidiary Partnerships (as defined below) the land, buildings, improvements, furnishings, and equipment comprising the Current Hotels, generally for a 10-year period. The Percentage Leases provide that the Lessee is obligated to pay to FelCor LP or the Subsidiary Partnership (i) the greater of a fixed rent (“Base Rent”) or a percentage rent (“Percentage Rent”) (collectively, “Rents”) and (ii) certain other amounts, including interest accrued on any late payments or charges (“Additional Charges”). The Percentage Rent is calculated by multiplying fixed percentages by the gross suite revenues and food and beverage revenues or food and beverage rent revenues for each of the Hotels in excess of certain levels. The Base Rent accrues and is required to be paid monthly. Although Percentage Rent is due quarterly, the Lessee will not be in default for non-payment of Percentage Rent due in any calendar year if the Lessee pays, within 90 days of the end of the calendar year, the excess of Percentage Rent due and unpaid over the Base Rent with respect to such year. FelCor LP and the Subsidiary Partnerships will enter into leases with the Lessee with respect to any additional hotels acquired by them that are substantially similar to the Percentage Leases with respect to the Current Hotels. For purposes of this section, the term “FelCor LP” includes the Subsidiary Partnerships when the context requires.
      In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute “rents from real property,” the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).
      In addition, Code Section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.
      FelCor believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts: (i) FelCor LP and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (ii) the Lessee has the right to exclusive possession and use and quiet enjoyment of the Current Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Current Hotels, other than the cost of maintaining underground utilities and structural elements, and will dictate how the Current Hotels are operated, maintained, and improved, (iv) the Lessee bears all of the costs and expenses of operating the Current Hotels (including the cost of any inventory and supplies used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by FelCor LP under each Percentage Lease), (v) the Lessee benefits from any savings in the costs of operating the Current Hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a Current Hotel, the Lessee will be at economic risk because it will be obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration or (B) purchase the Current Hotel for an amount generally equal to FelCor LP’s investment in the Property, (vii) the Lessee will indemnify FelCor LP against all liabilities imposed on FelCor LP during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Current Hotels or (B) the Lessee’s use, management, maintenance or repair of the Current Hotels, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Current Hotels, and (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Current Hotels.
      Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. There can be no complete assurance that the Service will not assert successfully a contrary position. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that FelCor LP receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, FelCor likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.
      In order for the Rents to constitute “rents from real property,” several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the hotel at the beginning and at the end of the taxable bears to the average of the aggregate adjusted bases of both the real and personal property comprising the hotel at the beginning and at the end of the such taxable year (“Adjusted Basis Ratio”). The initial adjusted basis of the personal property in each Current Hotel was less than 15% of the initial adjusted bases of both the real and personal property comprising such Current Hotel. The basis of personal property contained in the Current Hotels acquired for cash was determined either by appraisals performed by a professional appraiser, with respect to nine of the Current Hotels acquired in connection with the initial and secondary public offerings of the Common Stock, or by internal appraisals performed by FelCor using the same methodology employed by professional appraisers, with respect to other Current Hotels acquired for cash. The initial adjusted basis of personal property contained in Current Hotels acquired in exchange for Units generally was the same as the basis of the transferor of the hotel at the time of the transfer. FelCor expects that the value of the personal property at each hotel to be acquired for cash will be less than 15% of the expected purchase price of such hotel and expects to perform internal appraisals of such property using the same methodology employed by professional appraisers that are expected to confirm such expectation. However, in the event that appraisals show that the Adjusted Basis Ratio with respect to any hotel to be acquired for cash would exceed 15% for the taxable year of any acquisition, a portion of the personal property of that hotel will be purchased or leased from another entity by the Lessee and the lease payments under the Percentage Leases will be adjusted appropriately. In addition, FelCor expects that its initial adjusted basis in the personal property contained in each hotel to be acquired in exchange for Units will be less than 15% of its initial adjusted basis in such hotel. Further, in no event will FelCor LP acquire additional personal property for a Hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for that hotel to exceed 15%. There can be no assurance, however, that the Service would not assert that the personal property originally acquired by FelCor LP had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, FelCor could fail the 15% Adjusted Basis Ratio as to one or more of the Percentage Leases, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.
      Another requirement for qualification of the Rents as “rents from real property” is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and (iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as “rents from real property” if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Current Hotels that are established in the Percentage Leases, and FelCor has represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).
      A third requirement for qualification of the Rents as “rents from real property” is that FelCor must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the stock of FelCor is owned, directly or indirectly, by or for any person, FelCor is considered as owning the ownership interests in any lessee that are owned, directly or indirectly, by or for such person. FelCor does not currently own, directly or constructively, any ownership interest in the Lessee. In addition, although certain Limited Partners of FelCor LP own ownership interests in the Lessee, the Partnership Agreement provides that a redeeming Limited Partner will not be permitted to redeem Units (unless FelCor elects, in its sole discretion, to pay cash in lieu of Common Stock) to the extent that the acquisition of Common Stock by such partner would result in FelCor being treated as owning, directly or constructively, 10% or more of the ownership interests of the Lessee or of the ownership interests in any sublessee. Thus, FelCor should never own, directly or constructively, 10% or more of the Lessee or any sublessee. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a Related Party Tenant. However, because the Code’s constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of shares of Common Stock, no absolute assurance can be given that such transfers or other events of which FelCor has no knowledge will not cause FelCor to own constructively 10% or more of the Lessee at some future date.
      A fourth requirement for qualification of the Rents as “rents from real property” is that, other than pursuant to the 1% de minimis exception described above, FelCor cannot furnish or render noncustomary services to the tenants of the hotels, or manage or operate the hotels, other than through an independent contractor from whom FelCor itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, FelCor should satisfy that requirement because FelCor LP is not performing any services other than customary ones for the Lessee. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as “rents from real property” because FelCor would be considered to furnish or render services to the occupants of the hotels and to manage or operate the hotels other than through an independent contractor who is adequately compensated and from whom FelCor derives or receives no income.
      If the Rents do not qualify as “rents from real property” because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if the Rents attributable to personal property, plus any other nonqualifying income, during a taxable year exceeds 5% of FelCor’s gross income during the year, FelCor would lose its REIT status. If, however, the Rents do not qualify as “rents from real property” because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) FelCor owns, directly or constructively, 10% or more of the Lessee, or (iii) FelCor furnishes noncustomary services to the Lessee (other than through a qualified independent contractor) or manages or operates the hotels (other than pursuant to the 1% de minimis exception), none of the Rents would qualify as “rents from real property.” In that case, FelCor likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income test.
      In addition to the Rents, the Lessee is required to pay to FelCor LP the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as “rents from real property.” To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.
      The term “interest,” as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a “shared appreciation provision” (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

      The net income derived from any prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the hotels has been and will continue to be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, FelCor and FelCor LP believe that no asset owned by FelCor or FelCor LP is or will be held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of FelCor or FelCor LP. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to the particular property. Nevertheless, FelCor and FelCor LP will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that FelCor or FelCor LP can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”
      FelCor will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualified income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which such REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent) or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a hotel, FelCor terminates the Lessee’s leasehold interest, and FelCor is unable to find a replacement Lessee for such hotel within 90 days of such termination, gross income from hotel operations conducted by FelCor from such hotel would cease to qualify for the 75% and 95% gross income tests. In such event, FelCor likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.
      It is possible that, from time to time, FelCor or FelCor LP will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that FelCor or FelCor LP enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or similar financial instrument to reduce its interest rate risk with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test. To the extent that FelCor or FelCor LP hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. FelCor intends to structure any hedging transactions in a manner that does not jeopardize its status as REIT.
      If FelCor fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if FelCor’s failure to meet such tests is due to reasonable cause and not due to willful neglect, FelCor attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances FelCor would be entitled to the benefit of those relief provisions. As discussed above in “— Taxation of the Company,” even if those relief provisions apply, a tax would be imposed with respect to the gross income attributable to the greater of the amounts by which FelCor failed the 75% or 95% gross income test, multiplied by a fraction intended to reflect FelCor’s profitability.
  Asset Tests
      FelCor, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of FelCor’s total assets must be represented by cash or cash items (including certain receivables), government securities, “real estate assets,” and, in cases where FelCor raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following FelCor’s receipt of such capital. The term “real estate assets” includes interests in real property, interests in mortgages on real property to the extent the principal balance of the mortgage does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset requirement, the term “interest in real property” includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property, and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class (the “25% asset test”), the value of any one issuer’s securities owned by FelCor may not exceed 5% of the value of FelCor’s total assets and FelCor may not own more than 10% of any one issuer’s outstanding voting securities (except for its ownership interest in FelCor LP and the Subsidiary Partnerships or the stock of a subsidiary with respect to which it has held 100% of the stock at all times during the subsidiary’s existence). See “Proposed Tax Legislation.”
      For purposes of the asset requirements, FelCor will be deemed to own its proportionate share of the assets of FelCor LP (and any Subsidiary Partnership), rather than its general partnership interest in FelCor LP. FelCor has represented that, at all relevant times, (i) at least 75% of the value of its total assets has been and will continue to be represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it does not and will not own any securities that do not satisfy the 25% asset test (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary’s existence). In addition, FelCor has represented that it will not acquire or dispose, or cause FelCor LP to acquire or dispose, of assets in the future in a way that would cause it to violate either asset test. FelCor believes that it satisfies both asset tests for REIT status.
      If FelCor should fail inadvertently to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of FelCor’s assets and the standards imposed by the asset requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, FelCor still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

  Distribution Requirements
      FelCor, in order to qualify for the tax benefits accorded to REITs under the Code, is required to distribute dividends (other than capital gain dividends and retained capital gains) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its “REIT taxable income” (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any from foreclosure property, minus (ii) the sum of certain items of noncash income. Such dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before FelCor timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that FelCor does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if FelCor should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, FelCor would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. FelCor may elect to retain and pay income tax on the long-term capital gain it receives during a taxable year. Any such retained amounts will be treated as having been distributed by FelCor for purposes of the 4% excise tax. FelCor has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.
      It is possible that, from time to time, FelCor may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, FelCor LP still would be required to recognize as income the excess of the Percentage Rent over the Base Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, FelCor may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, FelCor may have less cash available for distribution than is necessary to meet its annual distribution requirements to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, FelCor may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.
      Under certain circumstances, FelCor may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to its shareholders in a later year, which may be included in FelCor’s deduction for dividends paid for the earlier year. Although FelCor may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.
  Recordkeeping Requirement
      Pursuant to applicable Treasury Regulations, FelCor must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. FelCor has complied and intends to continue to comply with such requirements.
  Partnership Anti-Abuse Rule
      The Treasury Department has issued a final regulation (“Anti-Abuse Rule”), under the partnership provisions of the Code (“Partnership Provisions”), that authorizes the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or availed of in connection with a transaction (or series of related transactions) a principal purpose of which is to reduce substantially the present value of the partners’ aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership

Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners’ economic agreement and clearly reflects the partners’ income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners’ aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.
      The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partner interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT’s option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. FelCor believes that the Anti-Abuse Rule will not have any adverse impact on its ability to qualify as a REIT. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to FelCor. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding FelCor LP for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize FelCor’s status as a REIT.
Failure to Qualify
      If FelCor fails to qualify for taxation as REIT in any taxable year, and the relief provisions do not apply, FelCor will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Dividends to the shareholders in any year in which FelCor fails to qualify will not be deductible by FelCor nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all dividends to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, FelCor also will be disqualified from taxation as a REIT for the four taxable years following the year during which FelCor ceased to qualify as a REIT. It is not possible to state whether in all circumstances FelCor would be entitled to such statutory relief.
Other Tax Consequences
      FelCor and Securities holders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of FelCor and Securities holders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE HOLDERS OF SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN FELCOR
Proposed Tax Legislation
      On February 2, 1998, President Clinton released his budget proposal for fiscal year 1999 (the “Proposal”). Two provisions contained in the Proposal would affect FelCor if enacted in final form. First, the Proposal would prohibit a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation’s stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation, but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT’s combined equity and debt interests in a C corporation my not exceed 5% of the value of REIT’s total assets). That provision is proposed to be effective with respect to stock in a C corporation acquired by a REIT on or after the date of “first committee action” (i.e., first action by the House Ways and Means Committee with respect to the provision) (“First Committee Action”). A REIT that owns stock in a C corporation in excess of the new ownership limit prior to First Committee Action would be “grandfathered,” but only to the extent that the corporation does not engage in a new trade or business or acquire substantial new assets on or after the date of First Committee Action. If enacted as presently written, that provision would severely limit the use by a REIT of taxable subsidiaries to conduct businesses the income from which would be nonqualifying income if received by the REIT.
      Second, the Proposal would require recognition of any built-in gain associated with the assets of a “large” C corporation (i.e., a C corporation whose stock has a fair market value of more than $5 million) upon its conversion to REIT status or merger into a REIT. That provision is proposed to be effective for conversions to REIT status effective for taxable years beginning after January 1, 1999 and mergers of C corporations into REITs that occur after December 31, 1998. This provision would require immediate recognition of gain if, at any time after December 31, 1998, a “large” C corporation merges into FelCor.
Tax Aspects of the Partnership
      The following discussion summarizes certain federal income tax considerations applicable to FelCor’s investment in FelCor LP and FelCor LP’s investment in certain “Subsidiary Partnerships.” The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.
  Classification as a Partnership
      FelCor is entitled to include in its income its distributive share of FelCor LP’s income (including FelCor LP’s distributive share of income of a Subsidiary Partnership) and to deduct its distributive share of FelCor LP’s losses (including FelCor LP’s distributive share of losses of a Subsidiary Partnership) only if FelCor LP (and each Subsidiary Partnership) is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An organization will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “Check-the-Box Regulations”) and (ii) is not a “publicly traded” partnership. Pursuant to the Check-the-Box Regulations, an unincorporated organization with at least two members may elect to be classified either as an association or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as FelCor LP (and the Subsidiary Partnerships), will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. FelCor LP and the Subsidiary Partnerships in existence on January 1, 1997 reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997. In addition, FelCor has represented that neither FelCor LP nor a Subsidiary Partnership will elect to be treated as an association taxable as a corporation under the Check-the-Box Regulations.
      A “publicly traded” partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership’s gross income for a taxable year consists of “qualifying income” under Section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs (the “90% Passive-Type Income Exception”). See “— Requirements for Qualification — Income Tests.” The U.S. Treasury Department has issued regulations effective for taxable years beginning after December 31, 1995 (the “PTP Regulations”) that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “Private Placement Exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner’s interest in the flow-through entity is attributable to the flow-through entity’s interest (direct or indirect) in the partnership and (b) a principal purpose of the use of the flow- through entity is to permit the partnership to satisfy the 100-partner limitation. FelCor LP and each Subsidiary Partnership qualify for the Private Placement Exclusion. If FelCor LP or a Subsidiary Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, FelCor LP or such Subsidiary Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.
      FelCor believes that FelCor LP and each Subsidiary Partnership will be treated as partnerships for federal income tax purposes and not as corporations or associations taxable as corporations. FelCor LP has not requested, and does not intend to request, a ruling from the Service that it or any Subsidiary Partnership will be classified as a partnership for federal income tax purposes. However, prior to issuing Securities, FelCor expects to obtain an opinion of Hunton & Williams that, based on the provisions of the Partnership Agreement, the partnership agreements of each Subsidiary Partnership, certain factual assumptions, and certain representations, FelCor LP and each Subsidiary Partnership will be treated for federal income tax purposes as partnerships and not as corporations or associations taxable as corporations. No assurance can be given that the Service will not challenge the status of FelCor LP or a Subsidiary Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, FelCor LP or such Subsidiary Partnership would be treated as a corporation for federal income tax purposes, as described below.
  Effect of Failure to Qualify as a Partnership
      If for any reason FelCor LP or a Subsidiary Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, FelCor would not be able to qualify as a REIT. See “— Requirements for Qualification — Income Tests” and “— Requirements for Qualification — Asset Tests.” In addition, any change in FelCor LP’s or a Subsidiary Partnership’s status for tax purposes might be treated as a taxable event, in which case FelCor might incur a tax liability without any related cash distribution. See “— Requirements for Qualification — Distribution Requirements.” Further, items of income and deduction of FelCor LP or the Subsidiary Partnership, as applicable, would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, FelCor LP or the Subsidiary Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute distributions that would not be deductible in computing FelCor LP’s or the Subsidiary Partnership’s taxable income.

Income Taxation of FelCor LP, the Subsidiary Partnerships and their Partners
      Partners, Not FelCor LP, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, FelCor is required to take into account its allocable share of FelCor LP’s income, gains, losses, deductions, and credits for any taxable year of FelCor LP ending within or with the taxable year of FelCor, without regard to whether FelCor has received or will receive any distribution of FelCor LP. Such items will include FelCor LP’s available share of income, gain, loss, deductions and credits of the Subsidiary Partnerships.
      Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under

Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. FelCor LP’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.
      Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Code and outlining certain reasonable allocation methods.
      Under the Partnership Agreement, depreciation or amortization deductions of FelCor LP generally will be allocated among the partners in accordance with their respective interests in FelCor LP, except to the extent that Section 704(c) of the Code requires that FelCor receive a disproportionately large share of such deductions. In addition, gain on sale of a hotel will be specially allocated to the Limited Partners that contributed the hotel to the extent of any “built-in” gain with respect to such hotel for federal income tax purposes. The application of Section 704(c) to FelCor LP is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future. Similar provisions are included in the partnership agreements of the Subsidiary Partnerships.
      Basis in Partnership Interest. FelCor’s adjusted tax basis in its partnership interest in FelCor LP generally (i) equals the amount of cash and the basis of any other property contributed to FelCor LP by FelCor, (ii) is increased by (A) its allocable share of FelCor LP’s income and (B) its allocable share of indebtedness of FelCor LP and (iii) is reduced, but not below zero, by FelCor’s allocable share of (A) FelCor LP’s loss and (B) the amount of cash distributed to FelCor and by constructive distributions resulting from a reduction in FelCor’s share of indebtedness of FelCor LP. Similar rules apply to FelCor LP’s tax basis in the Subsidiary Partnerships.
      If the allocation of FelCor’s distributive share of FelCor LP’s loss would reduce the adjusted tax basis of FelCor’s partnership interest in FelCor LP below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce FelCor’s adjusted tax basis below zero. To the extent that FelCor LP’s distributions, or any decrease in FelCor’s share of the indebtedness of FelCor LP (such decrease being considered a constructive cash distribution to the partners), would reduce FelCor’s adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to FelCor. Such distributions and constructive distributions normally will be characterized as capital gain, and, if FelCor’s partnership interest in FelCor LP has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.
      Depreciation Deductions Available to FelCor LP. FelCor LP’s initial basis in hotels acquired in exchange for Units for federal income tax purposes generally is a carryover of the basis of the transferors of the hotels on the date of such transaction. Although the law is not entirely clear, FelCor LP has depreciated, and intends to continue to depreciate, such depreciable hotel property for federal income tax purposes under the same methods used by the transferors. FelCor LP’s tax depreciation deductions are allocated among its partners in accordance with their respective interests in FelCor LP, except to the extent that Section 704(c) of the Code requires that FelCor receive a disproportionately large share of such deductions. FelCor LP’s initial basis for federal income tax purposes in hotels acquired for cash generally is equal to the purchase price. FelCor LP has depreciated, and intends to continue to depreciate, for federal income tax purposes, such depreciable hotel property under either the modified accelerated cost recovery system of depreciation (“MACRS”) or the alternative depreciation system of depreciation (“ADS”). FelCor LP plans to use MACRS for subsequently acquired furnishings and equipment. Under MACRS, FelCor LP generally will depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, FelCor LP places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. FelCor LP plans to use ADS for the depreciation of subsequently acquired buildings and improvements. Under ADS, FelCor LP generally will depreciate such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention.
  Sale of FelCor LP’s Property
      Generally, any gain realized by FelCor LP or the Subsidiary Partnerships on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by FelCor LP on the disposition of hotels that were contributed to FelCor LP will be allocated first to the Limited Partners that contributed such hotels under Section 704(c) of the Code to the extent of their “built-in gain” on those hotels. The Limited Partners’ “built-in gain” on such hotels sold will equal the excess of the Limited Partners’ proportionate share of the book value of those hotels over the Limited Partners’ tax basis allocable to those hotels at the time of sale. Any remaining gain recognized by FelCor LP on the disposition of such hotels will be allocated among the partners in accordance with their respective percentage interests in FelCor LP. The Board of Directors has adopted a policy that any decision to sell the Initial Hotels will be made by a majority of the Independent Directors.
      FelCor’s share of any gain realized by FelCor LP or a Subsidiary Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of FelCor LP’s or a Subsidiary Partnership’s trade or business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “— Requirements for Qualification — Income Tests.” Such prohibited transaction income also may have an adverse effect upon FelCor’s ability to satisfy the income test for REIT status. See “— Requirements for Qualification — Income Tests” above.
PLAN OF DISTRIBUTION
      FelCor may sell Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the initial public offering price, any underwriting discounts and other items constituting underwriters compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed.
      Securities may be sold directly by FelCor through agents designated by FelCor from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by FelCor to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.
      In connection with the sale of Securities, underwriters or agents may receive compensation from FelCor or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from FelCor and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from FelCor will be described, in the applicable Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is traded on the NYSE under the symbol “FCH”. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be approved for trading, upon notice of issuance, on the NYSE. FelCor may elect to list any series of Debt Securities, Preferred Stock or Depositary Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.
      Under agreements into which FelCor may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by FelCor against certain liabilities, including liabilities under the Securities Act.
      Underwriters, dealers and agents may engage in transactions with, or perform services for, FelCor in the ordinary course of business.
      In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.
LEGAL MATTERS
      The validity of the Securities will be passed upon for FelCor by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. In addition, the description of federal income tax consequences contained in the Prospectus under the caption “Federal Income Tax Considerations” is based upon the opinion of Hunton & Williams, Richmond, Virginia. The validity of the Securities will be passed upon for any underwriter by King & Spalding, Atlanta, Georgia. Jenkens & Gilchrist, King & Spalding and Hunton & Williams will rely upon the opinion of Miles & Stockbridge P.C., Baltimore, Maryland, with respect to all matters involving Maryland law.
EXPERTS
      The Consolidated Financial Statements of FelCor Suite Hotels, Inc. as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and the period from July 28, 1994 (inception of operations) through December 31, 1994, the Financial Statements of DJONT Operations, L.L.C. as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and the period from July 28, 1994 (inception of operations) through December 31, 1994, the combined financial statements of the DS Hotels as of and for the year ended December 31, 1996, and the combined financial statements of the Sheraton Acquisition Hotels as of and for the year ended December 31, 1996 have been incorporated by reference herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

FELCOR LODGING TRUST INCORPORATED